UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2008

On February 5, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the nine months ended December 31, 2008. Attached hereto is a copy of the information, dated February 5, 2009, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the remainder of the fiscal year ending March 31, 2009. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO INC., included in the material was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as that of its subsidiary NTT DATA CORPORATION, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the nine months ended December 31, 2008 in the attached press release is unaudited.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2009 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. The projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 5, 2009

Financial Results Release	February 5, 2009
For the Nine Months Ended December 31, 2008	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL (03) 5205-5581

Scheduled date of filing quarterly securities report: February 6, 2009

1. Consolidated Financial Results for the Nine Months Ended December 31, 2008 (April 1, 2008 – December 31, 2008)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Nine months ended December 31, 2008	7,734,344	—	1,014,470	—	1,044,830	—	544,083	—
Nine months ended December 31, 2007	7,844,244	(1.1%)	874,378	(9.6%)	874,897	(9.2%)	322,222	(21.6%)

Note: Percentages above represent changes from the corresponding previous period.

	Earnings (Loss) per Share	Diluted Earnings per Share
Nine months ended December 31, 2008	40,236.28 (yen)	— (yen)
Nine months ended December 31, 2007	23,327.76 (yen)	— (yen)

Note: The amounts in the nine months ended December 31, 2007 have been changed from those previously released. See “(7) Retroactive application of equity method for an investee” on page 19.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2008	18,596,049	7,595,865	40.8%	571,266.76 (yen)
March 31, 2008	18,518,779	7,410,761	40.0%	543,361.19 (yen)

2. Dividends

Dividends per Share
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year ended March 31, 2008	—	4,500.00 (yen)	—	4,500.00 (yen)	9,000.00 (yen)

Year ending March 31, 2009	—	5,500.00 (yen)	—	—	—
Year ending March 31, 2009 (Forecasts)	—	—	—	55.00 (yen)	— (yen)

Notes:	1.	Change in forecasts of dividends during the nine months ended December 31, 2008: None
	2.	Forecasts of dividends per share for the year ending March 31, 2009 reflect the stock split that took effect on January 4, 2009. With regard to the forecasts of dividends per share for the year ending March 31, 2009 before the stock split, please see “(Reference) Forecasts of Consolidated Business Results and Dividends Not Reflecting Stock Split” on page 3.

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(Millions of yen, except per share amounts)
	Operating Revenues	Operating Income	Income before Income Taxes	Net Income	Earnings per Share
Year ending March 31, 2009	10,580,000 (0.9%)	1,160,000 (11.1%)	1,150,000 (13.0%)	560,000 (11.8%)	421.16 (yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the year ending March 31, 2009 during the nine months ended December 31, 2008: None
	3.	Forecasts of earnings per share for the year ending March 31, 2009 reflect the stock split that took effect on January 4, 2009. With regard to the forecasts of earnings per share for the year ending March 31, 2009 before the stock split, please see “(Reference) Forecasts of Consolidated Business Results and Dividends Not Reflecting Stock Split” on page 3.

4. Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i) Change due to revision of accounting standards and other regulations: Yes

(ii) Others: None

    (For further details, please see “4. Others” on page 9.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

December 31, 2008:	15,741,209 shares
March 31, 2008:	15,741,209 shares

2. Number of treasury stock:

December 31, 2008:	2,444,680 shares
March 31, 2008:	2,102,471 shares

3. Weighted average number of shares outstanding:

For the nine months ended December 31, 2008:	13,522,199 shares
For the nine months ended December 31, 2007:	13,812,813 shares

*	Explanation for forecasts of operation and other notes:

With regard to the consolidated financial results forecasts, please refer to page 3.

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 9 and 30.

The amounts in the nine months ended December 31, 2007 have been changed from those previously released. See “(7) Retroactive application of equity method for an investee” on page 19.

(Reference) Forecasts of Consolidated Business Results and Dividends Not Reflecting Stock Split

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100.

Without taking into account the stock split, forecasts for consolidated financial results and dividends for such period would be as follows:

1. Consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Earnings per Share
Year ending March 31, 2009	42,116.25 (yen)

2. Dividends Forecasts for the Year Ending March 31, 2009

Dividends per Share
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year ending March 31, 2009 (Forecasts)	—	—	—	5,500.00 (yen)	11,000.00 (yen)

1. Analysis of Consolidated Business Results

(1) Consolidated Results

	(Billions of yen)
	Three-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2007 (for reference)
Operating revenues	2,569.8	7,734.3	7,844.2
Operating expenses	2,300.4	6,719.9	6,969.9
Operating income	269.4	1,014.5	874.4
Net income	137.7	544.1	322.2

(Note) The amounts for the nine-month period ended December 31, 2007 have been changed from those previously released. See “(7) Retroactive application of equity method for an investee” on page 19.

In the three-month period ended December 31, 2008, NTT Group, aiming to transform into a Service Creation Business Group, continued its efforts to expand broadband and ubiquitous services.

In the market for fixed-line communications, as the expansion of fiber-optic access services and the migration from existing fixed-line telephone services to optical IP telephony continues, a variety of operators have launched video distribution and other diverse services. Under such market conditions, NTT Group focused its efforts on expanding services, including the expansion of the “FLET’S Hikari Next” service area to cover major cities in the Tokyo metropolitan area and all prefectural capitals in eastern Japan, and the launch of a new service with a maximum communication speed of approximately 1 Gbps for corporate customers, “FLET’S Hikari Next Business Type”. Efforts to further improve customer services included reducing the lead time between the application and the connection opening of “FLET’S Hikari” services, and enhancing one-stop support services for matters relating to home and office networks and information devices. As a result of these efforts, the total number of “FLET’S Hikari” subscriptions reached 10.636 million and the total number of “Hikari Denwa” subscriptions reached 7.458 million.

In the mobile communications market, which has already entered a mature phase given the high penetration rate of mobile phones, competition among mobile phone operators has intensified in such areas as customer acquisition and further improvement of services. In such a market environment, a new action plan entitled “DOCOMO’s Change and Challenge to Achieve New Growth” was announced outlining the future business direction of NTT DOCOMO. Also, a handset series was developed (*1) to attune its models to the latest preferences and lifestyles of mobile phone users and new services were released, suggesting new usage of mobile phones, such as “i-concier”. NTT Group strove for further penetration of business models tailored to the current market conditions, such as new discount services and new handset sales models, and performed a comprehensive review of all of its operations, from customer relations to handsets to network development. As a result of these efforts to enhance customer satisfaction, NTT DOCOMO’s churn rate decreased, and for the first time in December the number of customers who moved to NTT DOCOMO exceeded those who moved from NTT DOCOMO using Mobile Number Portability. As a result, the number of mobile service subscriptions reached 54.155 million, of which 47.494 million (87.7%) were FOMA service subscriptions.

For corporate customers, NTT Group strove to provide high value-added solutions tailored to customers’ different business types and strengthened its ability to support its customers’ global business activities. NTT Group began offering various services utilizing SaaS,(* 2) which reduces system implementation and operation costs for customers. NTT Group also began offering “GIGASTREAM Premium Ether”, a high-quality, high-reliability next-generation leased line service with improved maintainability and convenience, and implemented Japan’s first-ever bandwidth-guaranteed service level agreements.

As a result of these efforts, NTT Group’s consolidated operating revenues were 2,569.8 billion yen in the three-month period ended December 31, 2008. Consolidated operating expenses were 2,300.4 billion yen. Consolidated operating income was 269.4 billion yen, while consolidated net income before income taxes, minority interests and equity in earnings of affiliated companies was 273.7 billion yen and consolidated net income was 137.7 billion yen for the three-month period ended December 31, 2008.

For the nine-month period ended December 31, 2008, NTT Group’s consolidated operating revenues were 7,734.3 billion yen. Consolidated operating expenses were 6,719.9 billion yen and as a result, consolidated operating income was 1,014.5 billion yen while consolidated net income before income taxes, minority interests and equity in earnings of affiliated companies was 1,044.8 billion yen. Consolidated net income was 544.1 billion yen for the nine-month period ended December 31, 2008.

(*1) “docomo STYLE series”, “docomo PRIME series”, “docomo SMART series” and “docomo PRO series”.

(*2) Software as a Service (SaaS) is a service that provides software applications via a network.

Results by business segment are as follows.

(2) Segment Results

Results by segment are as follows.

<1> Regional telecommunications business segment

	(Billions of yen)
	Three-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2007 (for reference)
Operating revenues	1,004.6	3,013.0	3,097.3
Operating expenses	974.7	2,942.4	3,045.2
Operating income	29.9	70.6	52.0

NTT Group’s consolidated operating revenues for the three-month period ended December 31, 2008 were 1,004.6 billion yen. Despite an increase in IP-related revenues attributable to the increase in “FLET’S Hikari” subscriptions, revenues decreased due to such factors as the migration from fixed-line telephones and leased lines to low-priced IP-based services. Consolidated operating expenses were 974.7 billion yen, due in part to a decrease in expenses for purchase of goods and services and other expenses and amortization and depreciation. As a result, consolidated operating income in the three-month period ended December 31, 2008 was 29.9 billion yen.

For the nine-month period ended December 31, 2008, consolidated operating revenues were 3,013.0 billion yen and consolidated operating expenses were 2,942.4 billion yen. As a result, consolidated operating income was 70.6 billion yen.

Number of subscriptions

	(Thousands of subscriptions)
	As of December 31, 2008	As of March 31, 2008
FLET’S Hikari	10,636	8,777
NTT East	5,999	4,963
NTT West	4,637	3,815
Hikari Denwa	7,458	5,725
NTT East	3,948	3,065
NTT West	3,510	2,661

Notes:	1.	The figures for “FLET’S Hikari” include NTT East’s “B FLET’S” and “FLET’S Hikari Next” (launched on March 31, 2008) and NTT West’s “B FLET’S”, “FLET’S Hikari Premium”, “FLET’S Hikari Mytown” and “FLET’S Hikari Next” (launched on March 31, 2008).
	2.	The figures for “Hikari Denwa” represent number of channels (in thousands).

<2> Long-distance and international communications business segment

	(Billions of yen)
	Three-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2007 (for reference)
Operating revenues	324.9	961.3	968.6
Operating expenses	298.2	879.2	880.9
Operating income	26.7	82.1	87.8

Consolidated operating revenues for the three-month period ended December 31, 2008 were 324.9 billion yen, as conventional fixed-voice related revenues decreased while increases were recorded in OCN, VPN-related services and other IP service revenues, as well as in revenues from corporate solutions services. Consolidated operating expenses for the three-month period ended December 31, 2008 were 298.2 billion yen as a result of decreases in telecommunication facility usage fees in conjunction with the decline in fixed-voice related revenues. As a result of the above, the consolidated operating income for the three-month period ended December 31, 2008 was 26.7 billion yen.

For the nine-month period ended December 31, 2008, consolidated operating revenues were 961.3 billion yen and consolidated operating expenses were 879.2 billion yen. As a result, consolidated operating income for the nine-month period ended December 31, 2008 was 82.1 billion yen.

<3> Mobile communications business segment

	(Billions of yen)
	Three-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2007 (for reference)
Operating revenues	1,111.0	3,378.8	3,522.0
Operating expenses	942.5	2,636.1	2,897.0
Operating income	168.4	742.7	625.0

Consolidated operating revenues for the three-month period ended December 31, 2008 were 1,111.0 billion yen. This was the result of a decrease in mobile voice related revenues due to the expansion of new discount services introduced last year. Consolidated operating expenses for the three-month period ended December 31, 2008 were 942.5 billion yen due to the decrease in revenue-linked expenses in conjunction with the decline in the number of handsets sold. As a result, consolidated operating income for the three-month period ended December 31, 2008 was 168.4 billion yen.

For the nine-month period ended December 31, 2008, consolidated operating revenues were 3,378.8 billion yen and consolidated operating expenses were 2,636.1 billion yen. As a result, consolidated operating income for the nine-month period ended December 31, 2008 was 742.7 billion yen.

Number of subscriptions

	(Thousands of subscriptions)
	As of December 31, 2008	As of March 31, 2008
Mobile phone service	54,155	53,388
FOMA service	47,494	43,949
mova service	6,661	9,438
i-mode service	48,150	47,993

Notes:	1. The number of mobile service subscriptions and “FOMA” service subscriptions include communication module subscriptions.

2. Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.

3. The figures for the number of “i-mode” service subscriptions represent the total for “FOMA” and “mova” combined.

<4> Data communications business segment

	(Billions of yen)
	Three-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2007 (for reference)
Operating revenues	258.3	765.6	703.5
Operating expenses	234.5	696.9	644.9
Operating income	23.8	68.7	58.7

Consolidated operating revenues for the three-month period ended December 31, 2008 were 258.3 billion yen as a result of increased revenues due to such factors as expanding the scope of consolidated subsidiaries and outsourcing services. Due to an increase in revenue-linked expenses, consolidated operating expenses for the three-month period ended December 31, 2008 were 234.5 billion yen. As a result, consolidated operating income for the three-month period ended December 31, 2008 was 23.8 billion yen.

For the nine-month period ended December 31, 2008, consolidated operating revenues were 765.6 billion yen and consolidated operating expenses were 696.9 billion yen. As a result, consolidated operating income for the nine-month period ended December 31, 2008 was 68.7 billion yen.

<5> Other business segment

	(Billions of yen)
	Three-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2007 (for reference)
Operating revenues	289.6	848.8	823.8
Operating expenses	270.8	806.6	781.3
Operating income	18.8	42.2	42.5

In the “other business” segment, active promotion of real estate, financing, construction and power, system development and advanced technology development businesses resulted in consolidated operating revenues for the three-month period ended December 31, 2008 of 289.6 billion yen and consolidated operating income of 18.8 billion yen.

For the nine-month period ended December 31, 2008, consolidated operating revenues were 848.8 billion yen and consolidated operating income was 42.2 billion yen.

2. Analysis of Consolidated Financial Standing

Consolidated cash flows from operating activities for the nine-month period ended December 31, 2008 were 1,525.2 billion yen. While net income during this period was 544.1 billion yen and depreciation and amortization was 1,589.3 billion yen, net income tax expense was 379.4 billion yen and accounts payable, trade and accrued payroll decreased by 323.2 billion yen.

Consolidated cash flows used in investing activities for the nine-month period ended December 31, 2008 showed net outlays of 1,643.2 billion yen, resulting from acquisition of fixed assets in the amount of 1,653.9 billion yen, which was partially offset by proceeds from the sale of property, plant and equipment amounting to 83.0 billion yen.

Consolidated cash flows used in financing activities for the nine-month period ended December 31, 2008 showed net outlays of 170.4 billion yen. While proceeds from issuance of long-term debt amounted to 668.3 billion yen, this was more than offset by 460.9 billion yen in payments for the settlement of long-term debt, 135.3 billion yen in dividends paid and 170.3 billion yen spent for the acquisition of treasury stock.

As a result of the foregoing, cash and cash equivalents for NTT Group at the end of the period under review totaled 875.6 billion yen.

	(Billions of yen)
	Nine-Month Period ended December 31, 2008	Nine-Month Period ended December 31, 2007 (for reference)
Cash flows from operating activities	1,525.2	1,968.3
Cash flows from investing activities	(1,643.2)	(1,471.8)
Cash flows from financing activities	(170.4)	(564.6)

3. Qualitative Information Relating to Consolidated Results Forecasts

There has been no change in the consolidated results forecasts since those announced on November 7, 2008. For the assumptions used in these results forecasts and other related matters, please see page 30.

4. Others

(1)	Material changes during the nine-month period ended December 31, 2008 regarding consolidated subsidiaries (changes in specific subsidiaries in conjunction with changes in the scope of consolidation): None

(2)	Adoption of simplified accounting or exceptional accounting for the preparation of quarterly consolidated financial statements: None

(3)	Changes in accounting treatment principles, procedures and presentation in preparing quarterly consolidated financial statements

<1> Fair Value Measurements

Effective April 1, 2008, NTT Group adopted U.S. Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion, and SFAS clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and demands expanded disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group.

<2> The Fair Value Measurement Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Measurement Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair market value that are not currently required to be measured at fair market value. Subsequent changes in fair value for designated items will be required to be reported in earnings or losses in the current period. SFAS 159 also establishes disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the nine months ended December 31, 2008.

<3> The Hierarchy of Generally Accepted Accounting Principles

Effective November 15, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 makes the application of the hierarchy of generally accepted accounting principles explicitly and directly applicable to the preparers of financial statements, a step that recognizes the preparers’ responsibilities for selecting the accounting principles for their financial statements. The adoption of SFAS 162 did not have an impact on the results of operations or the financial position of NTT Group.

Additional Information: Change in Accounting Estimate

As 2G “mova” mobile phone service subscribers have been steadily migrating to 3G service, “FOMA”, in mobile communications business, NTT Group has decided to terminate “mova” services on March 31, 2012 and to concentrate its management resources on “FOMA” services. As a result, effective October 1, 2008, NTT Group decreased the estimated useful lives of its long-term assets related to the “mova” services. The change resulted in a decrease of 46,842 million yen in operating revenues, 18,089 million yen in net income, and 1,347.75 yen in earnings per share for the three months ended December 31, 2008.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2008	December 31, 2008
ASSETS

Current assets:
Cash and cash equivalents	¥1,169,566	¥875,609
Short-term investments	17,566	49,549
Notes and accounts receivable, trade	1,843,468	2,092,466
Allowance for doubtful accounts	(36,286)	(38,139)
Inventories	343,978	465,983
Prepaid expenses and other current assets	375,661	534,085
Deferred income taxes	276,178	249,470

Total current assets	3,990,131	4,229,023

Property, plant and equipment:
Telecommunications equipment	14,699,272	14,789,458
Telecommunications service lines	13,701,735	13,877,714
Buildings and structures	5,792,345	5,803,805
Machinery, vessels and tools	1,761,348	1,776,805
Land	1,078,118	1,118,981
Construction in progress	301,722	320,180

	37,334,540	37,686,943
Accumulated depreciation	(26,948,961)	(27,466,467)

Net property, plant and equipment	10,385,579	10,220,476

Investments and other assets:
Investments in affiliated companies	416,140	419,119
Marketable securities and other investments	347,899	282,703
Goodwill	427,888	461,467
Other intangibles	1,384,311	1,360,458
Other assets	959,096	933,087
Deferred income taxes	607,735	689,716

Total investments and other assets	4,143,069	4,146,550

Total assets	¥18,518,779	¥18,596,049

	Millions of yen
	March 31, 2008	December 31, 2008
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	¥568,068	¥714,778
Current portion of long-term debt	659,598	736,104
Accounts payable, trade	1,492,450	1,100,837
Accrued payroll	466,689	349,584
Accrued interest	11,809	14,136
Accrued taxes on income	234,074	212,786
Accrued consumption tax	36,074	47,070
Advances received	98,261	97,217
Other	344,886	405,935

Total current liabilities	3,911,909	3,678,447

Long-term liabilities:
Long-term debt	3,416,740	3,519,417
Obligations under capital leases	60,488	36,017
Liabilities for employees’ retirement benefits	1,294,813	1,300,376
Other	560,070	589,226

Total long-term liabilities	5,332,111	5,445,036

Minority interests in consolidated subsidiaries	1,863,998	1,876,701

Shareholders’ equity:
Common stock, no par value	937,950	937,950
Additional paid-in capital	2,841,079	2,841,055
Retained earnings	4,663,296	5,072,041
Accumulated other comprehensive income (loss)	(26,428)	(79,758)
Treasury stock, at cost	(1,005,136)	(1,175,423)

Total shareholders’ equity	7,410,761	7,595,865

Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,596,049

(2) Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31, 2008

Millions of yen
2008
Operating revenues:
Fixed voice related services	¥1,960,983
Mobile voice related services	1,750,539
IP/packet communications services	2,150,229
Sale of telecommunications equipment	538,365
System integration	812,732
Other	521,496

7,734,344

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,760,719
Cost of equipment sold (exclusive of items shown separately below)	697,427
Cost of system integration (exclusive of items shown separately below)	514,414
Depreciation and amortization	1,589,263
Impairment loss	1,086
Selling, general and administrative expenses	2,156,965

6,719,874

Operating income	1,014,470

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(44,996)
Interest income	19,214
Others, net	56,142

30,360

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	1,044,830

Income tax expense (benefit):
Current	480,424
Deferred	(143,295)

337,129

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	707,701
Minority interests in consolidated subsidiaries	(174,663)
Equity in earnings (losses) of affiliated companies	11,045

Net income (loss)	¥544,083

Summary of total comprehensive income (loss):
Net income (loss)	¥544,083
Other comprehensive income (loss)	(53,330)

Comprehensive income (loss)	¥490,753

Shares or yen
2008
Per share of common stock:
Weighted average number of shares outstanding	13,522,198.53
Net income (loss)	¥40,236.28

THREE-MONTH PERIOD ENDED DECEMBER 31, 2008

Millions of yen
2008
Operating revenues:
Fixed voice related services	¥645,267
Mobile voice related services	570,912
IP/packet communications services	733,472
Sale of telecommunications equipment	169,044
System integration	271,288
Other	179,768

2,569,751

Operating expenses:
Cost of services (exclusive of items shown separately below)	598,808
Cost of equipment sold (exclusive of items shown separately below)	237,486
Cost of system integration (exclusive of items shown separately below)	170,332
Depreciation and amortization	568,483
Impairment loss	685
Selling, general and administrative expenses	724,569

2,300,363

Operating income	269,388

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,862)
Interest income	6,612
Others, net	12,531

4,281

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	273,669

Income tax expense (benefit):
Current	141,470
Deferred	(41,016)

100,454

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	173,215
Minority interests in consolidated subsidiaries	(39,109)
Equity in earnings (losses) of affiliated companies	3,624

Net income (loss)	¥137,730

Summary of total comprehensive income (loss):
Net income (loss)	¥137,730
Other comprehensive income (loss)	(20,311)

Comprehensive income (loss)	¥117,419

Shares or yen
2008
Per share of common stock:
Weighted average number of shares outstanding	13,421,619.20
Net income (loss)	¥10,261.80

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31, 2008

Millions of yen
2008
Cash flows from operating activities:
Net income (loss)	¥544,083
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,589,263
Impairment loss	1,086
Deferred taxes	(143,295)
Minority interests in consolidated subsidiaries	174,663
Loss on disposal of property, plant and equipment	77,876
Equity in (earnings) losses of affiliated companies	(11,045)
(Increase) decrease in notes and accounts receivable, trade	(208,448)
(Increase) decrease in inventories	(121,981)
(Increase) decrease in other current assets	(83,471)
Increase (decrease) in accounts payable, trade and accrued payroll	(323,231)
Increase (decrease) in accrued consumption tax	10,993
Increase (decrease) in accrued interest	2,365
Increase (decrease) in advances received	(1,051)
Increase (decrease) in accrued taxes on income	(21,084)
Increase (decrease) in other current liabilities	58,904
Increase (decrease) in liabilities for employees’ retirement benefits	7,661
Increase (decrease) in other long-term liabilities	43,002
Other	(71,075)

Net cash provided by operating activities	1,525,215

Cash flows from investing activities:

Payments for property, plant and equipment	(1,190,275)
Proceeds from sale of property, plant and equipment	83,046
Payments for purchase of non-current investments	(92,201)
Proceeds from sale and redemption of non-current investments	45,093
Payments for purchase of short-term investments	(28,456)
Proceeds from redemption of short-term investments	3,197
Acquisition of intangible and other assets	(463,578)

Net cash used in investing activities	¥(1,643,174)

Millions of yen
2008
Cash flows from financing activities:

Proceeds from issuance of long-term debt	¥668,294
Payments for settlement of long-term debt	(460,943)
Dividends paid	(135,338)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(170,311)
Acquisition of treasury stocks by subsidiary	(101,846)
Net increase (decrease) in short-term borrowings and other	29,700

Net cash provided by (used in) financing activities	(170,444)

Effect of exchange rate changes on cash and cash equivalents	(5,554)

Net increase (decrease) in cash and cash equivalents	(293,957)

Cash and cash equivalents at beginning of period	1,169,566

Cash and cash equivalents at end of period	¥875,609

Cash paid during the period for:
Interest	¥42,669
Income taxes, net	¥379,443

(4) Going Concern Assumption

None

(5) Business Segments

1. Sales and operating revenues	(Millions of yen)
	Three months ended December 31, 2008	Nine months ended December 31, 2008
Regional communications business
Customers	865,327	2,591,072
Intersegment	139,272	421,879

Total	1,004,599	3,012,951

Long-distance and international communications business
Customers	290,937	872,078
Intersegment	33,920	89,226

Total	324,857	961,304

Mobile communications business
Customers	1,097,649	3,341,009
Intersegment	13,327	37,751

Total	1,110,976	3,378,760

Data communications business
Customers	230,978	677,459
Intersegment	27,310	88,128

Total	258,288	765,587

Other
Customers	84,860	252,726
Intersegment	204,752	596,077

Total	289,612	848,803

Elimination of intersegment	(418,581)	(1,233,061)

Consolidated total	2,569,751	7,734,344

2. Segment profit or loss	(Millions of yen)
	Three months ended December 31, 2008	Nine months ended December 31, 2008
Operating income
Regional communications business	29,870	70,570
Long-distance and international communications business	26,696	82,126
Mobile communications business	168,448	742,656
Data communications business	23,833	68,684
Other	18,806	42,213

Total	267,653	1,006,249

Elimination of intersegment	1,735	8,221

Consolidated total	269,388	1,014,470

(6) Shareholders’ Equity

Stock Split and Implementation of Unit Share System

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution.

Shareholders’ Equity per Share at March 31 and December 31, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and the year ending March 31, 2009, respectively.

Shareholders’ Equity per Share
December 31, 2008	5,712.67 (yen)
March 31, 2008	5,433.61 (yen)

Earnings (Loss) per Share for the nine months ended December 31, 2007 and 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and the year ending March 31, 2009, respectively.

	Earnings (Loss) per Share	Diluted Earnings per Share
Nine months ended December 31, 2008	402.36 (yen)	— (yen)
Nine months ended December 31, 2007	233.28 (yen)	— (yen)

Acquisition of treasury stock

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 341,307 shares of its common stock for a total purchase price of ¥169,767 million from July through December, 2008.

As described above, following the stock split that took effect on January 4, 2009, the maximum total number of shares to be repurchased pursuant to the resolution of the board of directors (11,210,607) was adjusted to a number calculated by first subtracting the number of shares acquired up to the day prior to the stock split (341,307) from 450,000, multiplying the remainder by 100 (yielding 10,869,300), and then adding the number of shares acquired up to the day prior to the stock split (341,307).

In January 2009, NTT has repurchased 6,386,800 of its common stock after the stock split at ¥30,233 million and concluded its repurchase of its common stock authorized by the board of directors’ resolution.

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 25, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥61,374 million
Cash dividends per share	¥4,500
Date of record	March 31, 2008
Date of payment	June 26, 2008

Resolution	The Board of Directors’ meeting on November 7, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥73,964 million
Cash dividends per share	¥5,500
Date of record	September 30, 2008
Date of payment	December 9, 2008

Significant Changes in Shareholders’ Equity

None

(7) Retroactive application of equity method for an investee

Subsequent to the nine months ended December 31, 2007, NTT Group acquired an additional equity interest in a company that gave the NTT Group the ability to exercise significant influence over the investee. NTT Group’s equity interest was previously accounted for “Marketable securities and other investments” in the consolidated balance sheet. As a result of this acquisition of additional equity interest, the equity method of accounting was applied retroactively by the NTT Group in accordance with APB No.18 “The Equity Method of Accounting for Investment in Common Stock.” Consequently, the previously reported amounts have been revised in NTT Group’s consolidated results of operations. The impact on the items of consolidated results of operations in the nine months ended December 31, 2007 are as follows:

	(Millions of yen)
Item	As Previously Reported	As Revised	Effect of Accounting Change
Income (Loss) before Income Taxes	884,746	874,897	(9,849)
Net Income (Loss)	320,861	322,222	1,361

(8) Subsequent event

On December 12, 2008, the board of directors resolved that NTT may raise up to ¥120 billion by issuing bonds or incurring long-term borrowings during the period from January 1 to March 31, 2009. Based on this resolution, NTT issued bonds as follows:

Series 56 Nippon Telegraph and Telephone straight bonds
Date of payment	January 28, 2009
Issue amount	¥60 billion
Issue price	¥99.96 per ¥100
Interest rate	1.01%
Date of maturity	December 20, 2013
Use of proceeds	Capital investments

(Reference)

(1) Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31, 2007

Millions of yen
2007
Operating revenues:
Fixed voice related services	¥2,158,034
Mobile voice related services	2,101,841
IP/packet communications services	1,896,090
Sale of telecommunications equipment	438,600
System integration	745,018
Other	504,661

7,844,244

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,727,162
Cost of equipment sold (exclusive of items shown separately below)	950,781
Cost of system integration (exclusive of items shown separately below)	469,852
Depreciation and amortization	1,588,453
Impairment loss	1,356
Selling, general and administrative expenses	2,229,374
Write-down of goodwill and other intangible assets	2,888

6,969,866

Operating income	874,378

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(49,342)
Interest income	17,792
Others, net	32,069

519

Income (loss) before income taxes	874,897

Income tax expense (benefit):	409,501
Current	482,688
Deferred	(73,187)

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	465,396
Minority interests in consolidated subsidiaries	155,972
Equity in earnings (losses) of affiliated companies	12,798

Net income (loss)	¥322,222

Summary of total comprehensive income (loss):
Net income (loss)	¥322,222
Other comprehensive income (loss)	(24,543)

Comprehensive income (loss)	¥297,679

Note:	The retroactive application of the equity method related to an additional investment after the nine-month period ended December 31, 2007 resulted in a change in the above figures.

(Reference)

(2) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31, 2007

Millions of yen
2007
Cash flows from operating activities:
Net income (loss)	¥322,222
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,588,453
Impairment loss	1,356
Deferred taxes	(73,187)
Minority interests in consolidated subsidiaries	155,972
Loss on disposal of property, plant and equipment	86,054
Equity in (earnings) losses of affiliated companies	(12,798)
(Increase) decrease in notes and accounts receivable, trade	190,961
(Increase) decrease in inventories	(108,218)
(Increase) decrease in other current assets	(83,878)
Increase (decrease) in accounts payable, trade and accrued payroll	(321,579)
Increase (decrease) in accrued consumption tax	7,821
Increase (decrease) in accrued interest	2,179
Increase (decrease) in advances received	43,285
Increase (decrease) in accrued taxes on income	33,310
Increase (decrease) in other current liabilities	67,039
Increase (decrease) in liabilities for employees’ retirement benefits	(9,679)
Increase (decrease) in other long-term liabilities	9,145
Other	69,851

Net cash provided by operating activities	1,968,309

Cash flows from investing activities:

Payments for property, plant and equipment	(1,035,387)
Proceeds from sale of property, plant and equipment	31,494
Payments for purchase of non-current investments	(110,880)
Proceeds from sale and redemption of non-current investments	121,551
Payments for purchase of short-term investments	(8,968)
Proceeds from redemption of short-term investments	3,329
Acquisition of intangible and other assets	(472,988)

Net cash used in investing activities	¥(1,471,849)

Note:	The retroactive application of the equity method related to an additional investment after the nine-month period ended December 31, 2007 resulted in a change in the above figures.

(Reference)

Millions of yen
2007
Cash flows from financing activities:

Proceeds from issuance of long-term debt	¥301,086
Payments for settlement of long-term debt	(513,756)
Dividends paid	(117,468)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(71,084)
Acquisition of treasury stocks by subsidiary	(123,002)
Net increase (decrease) in short-term borrowings and other	(40,350)

Net cash provided by (used in) financing activities	(564,574)

Effect of exchange rate changes on cash and cash equivalents	(451)

Net increase (decrease) in cash and cash equivalents	(68,565)

Cash and cash equivalents at beginning of period	796,255

Cash and cash equivalents at end of period	¥727,690

Note:	The retroactive application of the equity method related to an additional investment after the nine-month period ended December 31, 2007 resulted in a change in the above figures.

(Reference)

(3) Business Segments

1. Sales and operating revenues	(Millions of yen	)
	Nine months ended December 31, 2007
Regional communications business
Customers	2,640,313
Intersegment	456,958

Total	3,097,271

Long-distance and international communications business
Customers	880,977
Intersegment	87,668

Total	968,645

Mobile communications business
Customers	3,476,801
Intersegment	45,233

Total	3,522,034

Data communications business
Customers	614,914
Intersegment	88,603

Total	703,517

Other
Customers	231,239
Intersegment	592,543

Total	823,782

Elimination of intersegment	(1,271,005)

Consolidated total	7,844,244

2. Segment profit or loss	(Millions of yen	)
	Nine months ended December 31, 2007
Operating income
Regional communications business	52,037
Long-distance and international communications business	87,792
Mobile communications business	624,998
Data communications business	58,662
Other	42,489

Total	865,978

Elimination of intersegment	8,400

Consolidated total	874,378

(Reference)

Non-Consolidated Financial Statements

(1) Non-consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2008	December 31, 2008
ASSETS
Current assets:
Cash and bank deposits	22,459	16,647
Accounts receivable, trade	1,265	209
Supplies	306	321
Subsidiary deposits	27,000	49,000
Other current assets	559,689	634,340

Total current assets	610,720	700,520

Fixed assets:
Property, plant and equipment	197,618	188,384
Intangible fixed assets	50,391	49,822
Investments and other assets
Investment securities	4,811,387	4,804,392
Long-term loans receivable	1,937,023	1,707,511
Other investments and assets	61,981	64,898

Total investments and other assets	6,810,391	6,576,801

Total fixed assets	7,058,400	6,815,008

TOTAL ASSETS	7,669,121	7,515,528

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2008	December 31, 2008
LIABILITIES

Current liabilities:
Accounts payable, trade	584	78
Current portion of corporate bonds	170,000	270,000
Current portion of long-term borrowings	237,381	236,264
Accrued taxes on income	210	186
Deposit received from subsidiaries	39,796	75,879
Other current liabilities	77,886	36,486

Total current liabilities	525,858	618,894

Long-term liabilities:
Corporate bonds	1,340,791	1,280,895
Long-term borrowings	760,638	680,626
Liability for employees’ retirement benefits	24,670	26,534
Other long-term liabilities	1,856	1,728

Total long-term liabilities	2,127,956	1,989,783

TOTAL LIABILITIES	2,653,815	2,608,677

NET ASSETS
Shareholders’ equity
Common stock	937,950	937,950
Capital surplus	2,673,884	2,673,861
Earned surplus	2,398,836	2,466,381
Treasury stock	(1,005,136)	(1,175,423)

Total shareholders’ equity	5,005,535	4,902,768

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	9,771	4,082

Total unrealized gains (losses), translation adjustments, and others	9,771	4,082

TOTAL NET ASSETS	5,015,306	4,906,850

TOTAL LIABILITIES AND NET ASSETS	7,669,121	7,515,528

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

NINE-MONTH PERIOD ENDED DECEMBER 31, 2008

(Based on accounting principles generally accepted in Japan)

Millions of yen
2008
Operating revenues	320,733
Operating expenses	117,999

Operating income	202,733

Non-operating revenues:
Interest income	27,503
Lease and rental income	8,608
Miscellaneous income	1,428

Total non-operating revenues	37,540

Non-operating expenses:
Interest expenses	10,335
Corporate bond interest expenses	18,365
Miscellaneous expenses	6,570

Total non-operating expenses	35,271

Recurring profit	205,002

Income before income taxes	205,002

Income taxes	2,119

Net income	202,883

(Reference) Major components of operating revenues
Dividends received	199,050
Revenues from Group management	13,950
Revenues from basic R&D	95,249

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE-MONTH PERIOD ENDED DECEMBER 31, 2008

(Based on accounting principles generally accepted in Japan)

Millions of yen
2008
Cash flows from operating activities:

Income before income taxes	205,002
Depreciation and amortization	34,238
Loss on disposal of property, plant and equipment	504
Dividends received	(199,050)
Increase (decrease) in liability for employees’ retirement benefits	1,864
(Increase) decrease in accounts receivable	22,059
Increase (decrease) in accounts payable and accrued expenses	(39,237)
Increase (decrease) in accrued consumption tax	579
Increase (decrease) in other current assets	(36,990)
Increase (decrease) in deposit received from subsidiaries	36,082
Other	4,941

Sub-total	29,995

Interest and dividends received	226,463
Interest paid	(27,771)
Income taxes received (paid)	10,540

Net cash provided by (used in) operating activities	239,228

Cash flows from investing activities:

Payments for property, plant and equipment	(34,838)
Proceeds from sale of property, plant and equipment	395
Payments for purchase of investment securities	(2,498)
Proceeds from sale of investment securities	30
Payments for long-term loans	(145,000)
Proceeds from long-term loans receivable	312,316
Other	(98)

Net cash provided by (used in) investing activities	130,306

Cash flows from financing activities:

Proceeds from issuance of long-term debt	234,500
Payments for settlement of long-term debt	(275,629)
Payments for settlement of lease obligations	(86)
Dividends paid	(135,338)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(170,310)

Net cash provided by (used in) financing activities	(346,865)

Net increase (decrease) in cash and cash equivalents	22,668

Cash and cash equivalents at beginning of period	77,341

Cash and cash equivalents at end of period	100,010

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

Non-Consolidated Financial Statements

(1) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31, 2007

(Based on accounting principles generally accepted in Japan)

Millions of yen
2007
Operating revenues	333,002
Operating expenses	113,446

Operating income	219,555

Non-operating revenues:
Interest income	32,187
Lease and rental income	8,622
Miscellaneous income	3,061

Total non-operating revenues	43,870

Non-operating expenses:
Interest expenses	11,049
Corporate bond interest expenses	21,710
Lease and rental expenses	4,307
Miscellaneous expenses	1,313

Total non-operating expenses	38,380

Recurring profit	225,045

Special profit	6,683

Special losses	6,739

Income before income taxes	224,989

Income taxes	4,928

Net income	220,061

(Reference) Major components of operating revenues
Dividends received	213,202
Revenues from Group management	14,308
Revenues from basic R&D	95,162

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE-MONTH PERIOD ENDED DECEMBER 31, 2007

(Based on accounting principles generally accepted in Japan)

Millions of yen
2007
Cash flows from operating activities:

Income before income taxes	224,989
Depreciation and amortization	30,639
Loss on disposal of property, plant and equipment	7,279
Dividends received	(213,202)
Increase (decrease) in liability for employees’ retirement benefits	(5,355)
(Increase) decrease in accounts receivable	58,363
Increase (decrease) in accounts payable and accrued expenses	(62,314)
Increase (decrease) in accrued consumption tax	1,396
Increase (decrease) in deposit received from subsidiaries	(35,952)
Other	(15,233)

Sub-total	(9,390)

Interest and dividends received	246,278
Interest paid	(33,466)
Income taxes received (paid)	1,142

Net cash provided by (used in) operating activities	204,564

Cash flows from investing activities:

Payments for property, plant and equipment	(45,645)
Proceeds from sale of property, plant and equipment	1,620
Payments for purchase of investment securities	(7,117)
Proceeds from sale of investment securities	394
Payments for long-term loans	(154,000)
Proceeds from long-term loans receivable	280,640
Other	(305)

Net cash provided by (used in) investing activities	75,587

Cash flows from financing activities:

Proceeds from issuance of long-term debt	153,960
Payments for settlement of long-term debt	(309,774)
Dividends paid	(117,467)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(71,083)

Net cash provided by (used in) financing activities	(344,365)

Net increase (decrease) in cash and cash equivalents	(64,214)

Cash and cash equivalents at beginning of period	174,377

Cash and cash equivalents at end of period	110,163

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Financial Results for the Nine Months Ended December 31, 2008

February 5, 2009

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q (6m cum.)” in this material represents the 6-month period beginning on April 1 and ending on September 30.

**** “3Q (9m cum.)” in this material represents the 9-month period beginning on April 1 and ending on December 31.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated results and forecasts (U.S. GAAP)

FY2008/3Q (9m cum.) Highlights and Forecasts

[Consolidated Results]

Operating Revenues declined (1.4)% [(0.4)% decline@2Q(6m cum.)]

Operating Income increased +16.0% [+32.1% increase@2Q(6m cum.)]

Mainly due to increase in Mobile communications business [Forecasts]

No change has been made to the revised forecast for FY2008

(Billions of yen)

FY2008/3Q

(9m cum.) FY2007/3Q (9m cum.)

Change year-on-year [%]

Operating Revenues Operating Expenses Operating Income Net Income

7,734.3 (109.9) (1.4)% 7,844.2 6,719.9 (250.0) (3.6)% 6,969.9 1,014.5 140.1 16.0% 874.4 544.1 221.9 68.9% * 322.2

FY2008

FY2008/3Q Revised Forecasts (9m cum.) Change (% progress)

year-on-year

10,580.0 (100.9) 73.1%

Same as forecast disclosed in Nov. 2008

9,420.0 43.7 71.3%

(144.6)

excluding the effect of special factors: 1,160.0 87.5% +15.3

560.0 (75.2) 97.2%

* Net Income for FY2007/3Q (9m cum.) has been revised to reflect the retroactive application of equity method accounting for PLDT.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated results and forecasts (U.S. GAAP)

FY2008/3Q (9m cum.) Contributing Factors by Segment

Regional communications business : Reduction of depreciation and amortization expense

Long distance and international communications business : Reduction of voice related revenues

Mobile communications business : Reduction of expenses due to the effect of new sales model

Data communications business : Increase in revenues due to expansion of consolidated subsidiaries

Operating Revenues

(Billions of yen) [year-on-year : (109.9) ] Mobile Elimination of (84.3) (7.3) communications Data Other business intersegment 7,844.2 business communications +37.9 Regional business +25.0 communications Long distance and (143.3) +62.1 7,734.3 business international communications business

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

Operating

Expenses [year-on-year : (250.0) ]

Mobile

(102.9) (1.7) communications Elimination of business Data intersegment 6,969.9 Regional communications Long distance and communications Other business +38.1 business international (260.9) business +25.3 6,719.9 communications +52.0 business

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

Operating

Income [year-on-year : +140.1 ]

Regional Long distance and Mobile Data communications Other business Elimination of

FY2007/3Q communications international communications business intersegment FY2008/3Q (9m cum.) business communications business (9m cum.) business

874.4 +18.5 (5.7) +117.7 +10.0 (0.3) (0.2) 1,014.5

—3— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results

Subsidiaries’ results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2008/3Q (9m cum.)

(Billions of yen) Operating Revenues

(28.9) Progress

1,480.4 (2.0)% 74.1%

Voice Transmission Services (91.2) 1,451.5 IP Services +78.5 Others (16.2)

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

FY2008E

(Billions of yen)

(42.7) Same as forecast

(2.1)% disclosed in Nov. 2008

2,002.7 Voice Transmission Services (131.9)

IP Services +127.3 1,960.0 Others (38.0)

FY2007 FY2008E

Operating Expenses

(18.5) Progress 73.6%

1,432.0 (1.3)%

Personnel expenses +3.2

Expenses for purchase of goods 1,413.4 and services and other expenses (22.2) Depreciation expenses and loss on disposal of assets +0.4

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

(37.7) Same as forecast disclosed (1.9)% in Nov. 2008

1,957.7 Personnel expenses +5.0 1,920.0 Expenses for purchase of goods and services and other expenses (31.6) Depreciation expenses and loss on disposal of assets (11.0)

FY2007 FY2008E

Operating

Income Progress

95.2%

48.4 (10.3) 38.0

44.9 (4.9) 40.0

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2008/3Q (9m cum.)

(Billions of yen) Operating Revenues (50.1)

Progress

1,409.0 (3.6)% 73.3%

Voice Transmission Services (90.8) 1,358.9 IP Services +56.9 Others (16.1)

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

FY2008E

(Billions of yen)

(47.2) Same as forecast disclosed (2.5)% in Nov. 2008

1,901.2 Voice Transmission Services (117.6)

IP Services +83.1 1,854.0 Others (12.6)

FY2007 FY2008E

Operating Expenses

(39.4) Progress

(2.8)% 72.8%

1,386.1 Personnel expenses +6.9

Expenses for purchase of goods 1,346.6 and services and other expenses (32.1) Depreciation expenses and loss on disposal of assets (14.2)

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

Same as forecast (38.3) disclosed in Nov. 2008

(2.0)%

1,887.3

Personnel expenses +8.8

Expenses for purchase of goods and 1,849.0 services and other expenses (23.3) Depreciation expenses and loss on disposal of assets (23.7)

FY2007 FY2008E

Operating

Income Progress 245.6%

22.9 (10.6) 12.2

13.9 (8.9) 5.0

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ results (JPN GAAP Non-Consolidated)

NTT Com Financial Results

FY2008/3Q (9m cum.)

(Billions of yen) Operating Revenues

(9.8) Progress 74.6%

(1.2)%

846.8 Voice Transmission Services (24.4)

IP Services +14.2 837.0 Solution Business +12.7 Others (12.3)

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

FY2008E

(Billions of yen)

(32.5) Same as forecast disclosed (2.8)% in Nov. 2008

1,154.5 Voice Transmission Services (41.3)

IP Services +17.8 1,122.0 Solution Business +11.0 Others (20.0)

FY2007 FY2008E

Operating Expenses

Progress

+0.3 74.7%

+0.0%

Personnel expenses +0.8

755.1 Expenses for purchase of goods 755.4 and services and other expenses +3.5 Depreciation expenses and loss on disposal of assets (4.0)

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

(37.7) Same as forecast disclosed (3.6)% in Nov. 2008

1,049.7

Personnel expenses (0.4)

Expenses for purchase of goods and 1,012.0 services and other expenses (23.8) Depreciation expenses and loss on disposal of assets (13.5)

FY2007 FY2008E

Operating

Income Progress

74.1%

91.7 (10.2) 81.5

104.7 +5.2 110.0

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2008/3Q (9m cum.)

(Billions of yen) Operating Revenues

Progress 69.2%

+60.2

+8.4%

774.7 714.5

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

FY2008E

(Billions of yen)

Same as forecast disclosed in Nov. 2008

+45.6

+4.2%

1,120.0 1,074.4

FY2007 FY2008E

Operating Expenses

Progress

69.6%

+58.2

+9.0% 706.3 648.1

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

Same as forecast disclosed in Nov. 2008

+36.6

+3.7%

1,015.0 978.4

FY2007 FY2008E

Operating Income

Progress

65.1%

66.3 +1.9 68.3

95.9 +9.1 105.0

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2008/3Q (9m cum.)

(Billions of yen) Operating Revenues

(143.3)

Progress

3,522.0 (4.1)% 73.5% 3,378.8

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

FY2008E

(Billions of yen)

(114.8) Same as forecast disclosed in Oct. 2008

(2.4)%

4,711.8 4,597.0

FY2007 FY2008E

Operating Expenses

(265.1) Progress

2,897.0 69.9%

(9.1)%

2,632.0

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

(136.5) Same as forecast disclosed in Oct. 2008

(3.5)%

3,903.5 3,767.0

FY2007 FY2008E

Operating Income

Progress

90.0%

625.0 +121.8 746.8

808.3 +21.7 830.0

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ results (JPN GAAP/U.S. GAAP)

Details of difference between consolidated operating income and total operating income of 5 major subsidiaries

(Billions of yen)

FY2007/3Q (9m cum.)

+56.3 (36.5)

NTT (Holding Company) : 6.3 Change related to revision of depreciation method

854.6 NTT URBAN DEVELOPMENT (Consolidated) : 18.0 (including D70) : approx. (45.0) 874.4 NTT COMWARE : 18.8 Adjustments between operating and non-operating items, including eliminations, etc.

NTT FINANCE (Consolidated) : 1.7 Outsourcing companies (East) : 9.5 * Outsourcing companies (West) : (14.9)* Other companies : 16.9

FY2008/3Q

(9m cum.) +6.5

+60.9 Change related to revision of depreciation method (including D70) : approx. (23.0) Pension (actuarial difference etc.) : +17.5 Adjustments between operating and non-operating items, including eliminations, etc. 1,014.5 NTT (Holding Company) : 3.6 NTT URBAN DEVELOPMENT (Consolidated) : 26.2 NTT COMWARE : 10.7 947.1 NTT FINANCE (Consolidated) : (3.6) Outsourcing companies (East) : 4.2 * Outsourcing companies (West) : (3.8)* Other companies : 23.5

Total operating income of subsidiaries other than 5 Elimination and Consolidated operating Total operating income of 5 major subsidiaries major ones (excluding the effect of dividends received U.S. GAAP adjustments income by NTT (Holding Company)) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

*The definition of Outsourcing companies (East) and Outsourcing companies (West) was revised from the disclosure for the six-month period ended September 30, 2008.

—9— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Operation data

Number of Subscribers for Broadband Access Services

Number of subscribers

18,000 FLET’S ADSL FLET’S Hikari

Thousands

Optical IP Telephone (“Hikari Denwa”) 14,813

15,000 14,027 14,431 13,434 12,960 12,467

11,975 4,177

12,000 4,335 4,656 4,486 4,864

5,043 10,636 5,193 10,096

9,000

9,541

8,777 6,914 7,458 8,096 6,368 7,424 5,725

6,000 6,782

5,032 4,388 3,793

3,000

0

2007.6 2007.9 2007.12 2008.3 2008.6 2008.9 2008.12

15,497

3,919

11,577 8,385

2009.3 E

Change from the preceding quarter

Thousands FY2007 FY2008 FY2008/3Q Forecasts for

4-6 7-9 10-12 1-3 4-6 7-9 10-12 (9m cum.) FY2008

FLET’S Hikari *1 706 642 672 682 763 556 539 1,858 2,800

# of opened connections *2

961 856 909 1,016 1,099 870 869 2,838 4,180

FLET’S ADSL (130) (150) (179) (208) (170) (151) (157) (479) (737)

Optical IP Telephone (“Hikari Denwa”) *3

619 596 643 694 643 546 544 1,732 2,660

*1. No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT West.

*2. Number of opened connections includes openings due to relocations.

*3. No. of Optical IP Telephone Services is calculated by No. of thousand channels.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation data

ARPU of FLET’S Hikari

(Yen)

5,800

NTT East NTT West

5,600 5,400 5,200

5,000

FY2007 FY2008

4-6 7-9 10-12 1-3 4-6 7-9 10-12

FLET’S* Hikari East 5,060 5,260 5,400 5,450 5,440 5,550 5,600 West 5,350 5,440 5,500 5,530 5,550 5,600 5,640

FY2007 FY2008 E

5,310 5,560 5,460 5,640

* No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT West. Please see page 22 regarding the calculation of ARPU.

—11— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers

Thousands

60,000

INS-Net

Telephone Subscriber Lines

49,350 48,262

47,180 46,034

45,026 44,098

6,951 6,774 43,184 41,619

6,603 6,414

6,243 6,079

40,000 5,914 5,647

20,000 42,399 41,488 40,577 39,620

38,783 38,019 37,270 35,972

0 2007.6 2007.9 2007.12 2008.3 2008.6 2008.9 2008.12 2009.3 E

Change from the preceding quarter

Thousands FY2007 FY2008 FY2008/3Q Forecasts for

4-6 7-9 10-12 1-3 4-6 7-9 10-12 (9m cum.) FY2008

Telephone

(944) (911) (911) (957) (837) (764) (749) (2,350) (3,648) Subscriber Lines *1 ISDN *2 (201) (177) (171) (190) (171) (164) (165) (500) (766)

Total (1,145) (1,088) (1,081) (1,147) (1,008) (928) (914) (2,849) (4,414)

*1. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

*2. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

—12— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation data

ARPU of Fixed-line Telephone Services

(Yen)

3,200

NTT East NTT West

3,100 3,000 2,900

2,800

FY2007 FY2008

4-6 7-9 10-12 1-3 4-6 7-9 10-12

Aggregate Fixed East 3,120 3,120 3,120 3,080 3,060 3,050 3,050

Line (Telephone Subscriber Lines

West 2,970 2,970 2,970 2,940 2,920 2,920 2,910

+ INS-Net) *

FY2007 FY2008 E

3,110 3,040 2,960 2,910

* Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU. Please see page 22 regarding the calculation of ARPU.

—13— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation data

Number of Subscribers for Mobile Phones

Number of subscribers

Mobile Phones total

Thousands FOMA

60,000 % of FOMA subscribers

53,388 53,629 53,937 54,155 52,846 52,942 53,151

50,000 47,494 46,444 45,200 43,949 40,043 42,078 86.1% 87.7%

40,000 37,854 84.3%

82.3%

79.2%

75.6%

71.6%

30,000 20,000 10,000

0

2007.6 2007.9 2007.12 2008.3 2008.6 2008.9 2008.12

54,470

49,190

90.3%

2009.3 E

Change from the preceding quarter

Thousands FY2007 FY2008 FY2008/3Q Forecasts for

4-6 7-9 10-12 1-3 4-6 7-9 10-12 (9m cum.) FY2008

Mobile Phones total * 225 96 209 237 241 308 218 767 1,080 FOMA 2,325 2,188 2,035 1,872 1,251 1,244 1,050 3,545 5,240

*	The number of communication module service subscribers is included in total mobile phone subscribers.

—14— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation data

ARPU of Mobile Services (FOMA + mova)

(Yen)

8,000

7,500 FOMA + mova FOMA 7,000 mova

6,500 6,000 5,500 5,000 4,500 4,000

3,500

FY2007 FY2008

4-6 7-9 10-12 1-3 4-6 7-9 10-12

FOMA +

6,560 6,550 6,290 6,050 5,890 5,860 5,730 mova FOMA 7,370 7,270 6,870 6,530 6,260 6,180 6,000 mova 4,600 4,440 4,200 3,950 3,890 3,820 3,730

FY2007 FY2008 E

6,360 5,710 6,990 5,990 4,340 3,760

* Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 22 regarding the calculation of ARPU

—15— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Transformation of business portfolio

Consolidated Revenue Composition Image

100% 80% 60% 40% 20% 0%

Solution & New Business 26%etc.

IP business

26%

Legacy business

48% 52%

FY2007

27% 29% 44% 56%

FY2008/3Q (9m cum.)

32%

36%

32% 68%

FY2010 (E)

IP, solution & new business account for 2/3

35%

40%

25% 75%

FY2012 (E)

IP, solution & new business account for 3/4

—16— Copyright (c) 2009 Nippon Telegraph and Telephone Corporation

Appendices (U.S. GAAP)

FY2008/3Q (9m cum.) Details of Financial Results (per Item)

Operating Revenues [ year-on-year: (109.9)]

Voice related services revenues

(548.4)

7,844.2

Fixed voice

Mobile voice

Fixed voice : (197.1) Mobile voice : (351.3)

SI revenues and sales of telecommunications equipment

+167.5

SI telecommunications equipment

IP/packet communications services revenues

+254.1

Fixed IP/packet Mobile IP/packet

Other revenues

+16.8

Fixed IP/packet : +147.0 Mobile IP/packet : +107.1

SI : +67.7 Telecommunications equipment (Fixed-line) : (8.6) Telecommunications equipment (Mobile) : +108.4

7,734.3

(Billions of yen)

FY2008/3Q (9m cum.) FY2007/3Q (9m cum.)

Operating Expenses [year-on-year: (250.0) ] 6,969.9 (218.0) Expenses for purchase of goods and services and other expenses (9.5) Personnel expenses (17.1)

Depreciation expenses and loss on disposal of assets (5.4)

Other expenses

6,719.9

FY2007/3Q (9m cum.)

FY2008/3Q (9m cum.)

—17— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices (U.S. GAAP)

Details of Consolidated Balance Sheet

March 31, 2008 (Billions of yen) December 31, 2008

18,518.8

Assets

18,518.8

Depreciable Assets (property, plant and equipment)

9,005.7

Deferred Tax Assets (non-current) 607.7

Liabilities

9,244.0

Interest-Bearing Debt 4,677.2

Liability for Employees’ Retirement Benefits 1,294.8

Minority Interest 1,864.0

Equity

7,410.8

Treasury Stock (1,005.1)

18,596.0

Assets

18,596.0

Depreciable Assets (property, plant and equipment)

8,781.3

Deferred Tax Assets (non-current) 689.7

Liabilities

9,123.5 Interest-Bearing Debt 5,055.0

Liability for Employees’ Retirement Benefits 1,300.4

Minority Interest 1,876.7

Equity

7,595.9

Treasury Stock (1,175.4)

—18— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices (U.S. GAAP)

Details of Consolidated Cash Flows

Net cash provided by operating activities decreased year-on-year by 22.5% (443.1 billion yen).

Accounts receivable increased by 399.4 billion yen for installment credits, and accrued taxes on income decreased by 54.4 billion yen.

Net cash used in investing activities increased year-on-year by 11.6% (171.3 billion yen).

Payments for purchase of property, plant and equipment increased by 154.9 billion yen, and proceeds from sale of non-current investments decreased by 76.5 billion yen.

Net cash used in financing activities decreased year-on-year by 69.8% (394.1 billion yen).

Proceeds from issuance of long-term debt increased by 420.0 billion yen, and payments for acquisition of treasury stock increased by 99.2 billion yen.

Cash and cash equivalents at the end of the period decreased by 25.1% (294.0 billion yen), compared to the beginning of the fiscal year.

(Billions of yen)

Cash and cash equivalents at April 1

CFs from operating activities

CFs from investing activities

CFs from financing activities

Cash and cash equivalents at December 31

2,500 2,000 1,500 1,000 500 0 (500) (1,000) (1,500) (2,000) (2,500)

1,169.6 796.3

1,968.3

1,525.2

(1,471.8)

(1,643.2)

(564.6)

(170.4)

875.6 727.7

FY2007/3Q (9m cum.) FY2008/3Q (9m cum.)

—19— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Employees, Interest-bearing Debt and Capital Investment

Employees*

Interest-bearing Debt

Capital Investment

(Persons)

220,000 210,000 200,000 190,000 180,000 170,000 160,000 150,000

0 211,100 209,050 208,050 199,750 193,850 196,100

Dec 31 2006 Dec 31 2007 Dec 31 2008 Mar 31 2007 Mar 31 2008 Mar 31 2009E

(Billions of yen)

6,000 5,500 5,000 4,500 4,000 3,500 3,000

0 2,236.9 2,128.9 2,150.0 1,593.5 1,383.3 1,491.8

Dec 31 2006 Dec 31 2007 Dec 31 2008 Mar 31 2007 Mar 31 2008 Mar 31 2009E

5,055.0 4,968.8 4,770.8 4,800.0 4,677.2 4,632.6

(Billions of yen)

2,500 2,000 1,500 1,000 500

0

FY2006/3Q FY2007/3Q FY2008/3Q (9m cum.) (9m cum.) (9m cum.) FY2006 FY2007 FY2008E

* The number of employees on March 31, 2007, 2008 and 2009E does not include the number of employees who retired or are retiring on that date and were rehired or are being rehired on April 1, 2007, 2008 and 2009E, respectively.

—20— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices Consolidated and Main Subsidiaries’ Financial Results (Billions of yen) FY 2008/3Q (9m cum.) Operating Revenues

Change year-on-year (% change) Forecasts for FY2008 (% progress) Operating Expenses Change year-on-year (% change) Forecasts for FY2008 (% progress) Operating Income Change year-on-year (% change) Forecasts for FY2008 (% progress) Income before Income Taxes

Change year-on-year (% change) Forecasts for FY2008 (% progress) Net Income Change year-on-year (% change) Forecasts for FY2008 (% progress) NTT Consolidated*1 (U.S. GAAP) 7,734.3 (109.9) (1.4)% 10,580.0 73.1% 6,719.9 (250.0) (3.6)% 9,420.0 71.3% 1,014.5

140.1 16.0% 1,160.0 87.5% 1,044.8 *3 169.9 19.4% 1,150.0 90.9% 544.1 *3 221.9 68.9% 560.0 97.2% NTT (Holding Company)

Non-Consolidated (JPN GAAP) 320.7 (12.2) (3.7)% 365.0 87.9% 117.9 4.5 4.0% 174.0 67.8% 202.7 (16.8) (7.7)% 191.0 106.1% *2 205.0

(20.0) (8.9)% 195.0 105.1% 202.8 (17.1) (7.8)% 196.0 103.5% NTT East Non-Consolidated (JPN GAAP) 1,451.5 (28.9) (2.0)% 1,960.0 74.1%

1,413.4 (18.5) (1.3)% 1,920.0 73.6% 38.0 (10.3) (21.4)% 40.0 95.2% *2 66.2 1.1 1.7% 70.0 94.7% 72.9 (13.2) (15.4)% 76.0 96.0% NTT West

Non-Consolidated (JPN GAAP) 1,358.9 (50.1) (3.6)% 1,854.0 73.3% 1,346.6 (39.4) (2.8)% 1,849.0 72.8% 12.2 (10.6) (46.4)% 5.0 245.6%

*2 22.4 (13.8) (38.1)% 10.0 224.1% 16.4 11.0 205.9% 6.0 274.2% NTT Com Non-Consolidated (JPN GAAP) 837.0 (9.8) (1.2)% 1,122.0 74.6% 755.4 0.3 0.0% 1,012.0 74.7% 81.5 (10.2) (11.2)% 110.0 74.1% *2 94.4 (6.1) (6.1)% 110.0 85.9% 73.6 24.4 49.8% 82.0 89.8%

NTT DATA Consolidated (JPN GAAP) 774.7 60.2 8.4% 1,120.0 69.2% 706.3

58.2 9.0% 1,015.0 69.6%

68.3

1.9 3.0% 105.0 65.1%

*2 67.3

1.6 2.5% 101.0 66.6%

36.1

(2.2) (5.8)% 54.0 66.9%

NTT DOCOMO Consolidated (U.S. GAAP) 3,378.8 (143.3) (4.1)% 4,597.0 73.5% 2,632.0 (265.1) (9.1)% 3,767.0 69.9%

746.8

121.8 19.5% 830.0 90.0%

709.4

80.7 12.8% 814.0 87.1%

437.7

61.2 16.3% 495.0 88.4%

*1. The number of consolidated subsidiaries is 474 and the number of companies accounted for under the equity method is 85.

*2. “Income before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.

*3. “Change year-on-year (% change)” of “Income before Income Taxes” and “Net Income” for NTT Consolidated are after the retroactive application of equity method accounting for PLDT.

—21— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-Net and FLET’S Hikari, by the No. of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (mova) services and revenues from Mobile (FOMA) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.

We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

- FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

- Commencing in the fiscal year ending March 31, 2009, NTT East has included in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business.

As a result of this new calculation methodology, NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008, for the nine months ended December 31, 2007 and for the fiscal year ended March 31, 2008 increased, respectively, by 0 yen, 0 yen, 10 yen, 10 yen 0 yen, and 10 yen (representing, respectively, 0.0%, 0.0%, 0.2% , 0.2% ,0.0%, and 0.2% of NTT East’s total FLET’S Hikari ARPU for the same periods). NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 increased by 30 yen (representing 0.5% of NTT East’s total FLET’S Hikari ARPU for the same period).

Revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed, respectively, 10 yen, 20 yen, 20 yen and 20 yen to NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2008, September 30, 2008 and December 31, 2008 and for the nine months ended December 31, 2008, and contributed 30 yen to NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.4% and 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplementary Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to (A) NTT West’s FLET’S Hikari ARPU for (i) each of the three-month periods ended June 30, 2007, September 30, 2007, December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008, (ii) the two nine-month periods ended December 31, 2007 and 2008 and (iii) for the fiscal year ended March 31, 2008 and (B) NTT West’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009. NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.

Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU. For purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the No. of subscribers is determined using the No. of lines for each service. In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.

For purposes of calculating FLET’S Hikari ARPU, No. of subscribers is determined based on No. of FLET’S Hikari subscribers, including B FLET’S and FLET’S Hikari Next (launched on March 31,2008) provided by NTT East and B FLET’S , FLET’S Hikari Premium , FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31,2008) provided by NTT West.

We compute ARPU for our mobile business using 3 aggregate measures.

Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i- mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile ARPU.

No. of active subscribers used in the ARPU calculation are as below:

- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.

- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.

- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.

- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.

- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.

*active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2 No. of active subscribers used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:

- FY Forecast: Sum of the actual No. of active subscribers at the end of each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

—22— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

February 5, 2009

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2008

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2008 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Business Results (Non-Consolidated Operating Revenues)

4. Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Toshiaki Ikebe and Takashi Yokozawa

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	December 31, 2008	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	481,966	517,392	35,426
Antenna facilities	6,869	6,673	(196)
Terminal equipment	83,169	89,825	6,655
Local line facilities	752,066	757,279	5,212
Long-distance line facilities	7,210	6,069	(1,141)
Engineering facilities	673,734	648,362	(25,372)
Submarine line facilities	1,032	2,235	1,202
Buildings	540,286	516,494	(23,792)
Construction in progress	35,759	38,033	2,273
Other	258,231	252,758	(5,472)
Total property, plant and equipment	2,840,327	2,835,123	(5,203)
Intangible fixed assets	103,945	98,962	(4,983)
Total fixed assets - telecommunications businesses	2,944,272	2,934,085	(10,186)
Investments and other assets
Other investments and assets	298,590	308,061	9,470
Allowance for doubtful accounts	(2,428)	(2,445)	(17)
Total investments and other assets	296,162	305,615	9,453
Total fixed assets	3,240,435	3,239,701	(733)

Current assets:
Cash and bank deposits	132,947	65,712	(67,235)
Notes receivable	26	326	299
Accounts receivable, trade	305,476	325,090	19,614
Supplies	35,497	43,484	7,987
Other current assets	40,631	73,360	32,728
Allowance for doubtful accounts	(2,315)	(2,453)	(138)
Total current assets	512,264	505,522	(6,742)

TOTAL ASSETS	3,752,700	3,745,223	(7,476)

	(Millions of yen)
	March 31, 2008	December 31, 2008		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	605,148	604,268		(879)
Liability for employees’ retirement benefits	318,937	313,971		(4,966)
Reserve for unused telephone cards	12,013	10,036		(1,976)
Other long-term liabilities	9,095	9,997		901
Total long-term liabilities	945,194	938,273		(6,920)

Current liabilities:
Current portion of long-term borrowings from parent company	162,419	147,200		(15,219)
Accounts payable, trade	113,796	69,857		(43,939)
Short-term borrowings	93,000	110,000		17,000
Accrued taxes on income	846	14,510	*	13,664
Allowance for losses on construction contracts	341	—		(341)
Other current liabilities	386,451	375,789		(10,661)
Total current liabilities	756,855	717,358		(39,496)

TOTAL LIABILITIES	1,702,049	1,655,631		(46,417)

NET ASSETS

Shareholders’ equity
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	215,403	254,828		39,425
Total shareholders’ equity	2,050,130	2,089,555		39,425
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	520	36		(483)
Total unrealized gains (losses), translation adjustments, and others	520	36		(483)

TOTAL NET ASSETS	2,050,650	2,089,592		38,941

TOTAL LIABILITIES AND NET ASSETS	3,752,700	3,745,223		(7,476)

Note: *	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007		Nine months ended December 31, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	1,395,550		1,369,070		(26,480)	1,868,925
Operating expenses	1,350,986		1,332,958		(18,027)	1,827,280
Operating income from telecommunications businesses	44,563		36,111		(8,452)	41,644
Supplementary businesses
Operating revenues	84,920		82,451		(2,468)	133,834
Operating expenses	81,016		80,481		(535)	130,487
Operating income from supplementary businesses	3,903		1,970		(1,933)	3,347
Operating income	48,467		38,081		(10,385)	44,992
Non-operating revenues:
Interest income	44		22		(21)	55
Dividends received	3,937		12,227		8,289	3,938
Lease and rental income	39,710		40,885		1,175	56,131
Miscellaneous income	4,087		3,476		(611)	6,071
Total non-operating revenues	47,779		56,612		8,833	66,196
Non-operating expenses:
Interest expenses	10,243		9,448		(795)	13,575
Lease and rental expenses	16,220		17,644		1,423	23,329
Miscellaneous expenses	4,629		1,337		(3,291)	6,824
Total non-operating expenses	31,092		28,430		(2,662)	43,730
Recurring profit	65,153		66,263		1,109	67,459
Special profits	142,762		51,350		(91,411)	178,548
Special losses	63,317		—		(63,317)	78,307
Income before income taxes	144,598		117,614		(26,984)	167,699
Income taxes	58,386	*	44,689	*	(13,697)	70,820
Net income	86,211		72,925		(13,286)	96,879

Note: *	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	785,929	694,672	(91,256)	(11.6)%	1,031,970
Monthly charge revenues*	514,527	470,114	(44,412)	(8.6)%	678,431
Call rates revenues*	95,404	77,952	(17,451)	(18.3)%	123,553
Interconnection call revenues*	111,633	91,319	(20,313)	(18.2)%	144,970
IP services revenues	336,538	415,103	78,565	23.3%	462,693
Leased circuit services revenues (excluding IP services revenues)	136,108	128,503	(7,604)	(5.6)%	180,809
Telegram services revenues	18,072	16,664	(1,408)	(7.8)%	24,210
Other telecommunications services revenues	118,902	114,125	(4,777)	(4.0)%	169,240

Telecommunications total revenues	1,395,550	1,369,070	(26,480)	(1.9)%	1,868,925

Supplementary business total revenues	84,920	82,451	(2,468)	(2.9)%	133,834

Total operating revenues	1,480,470	1,451,522	(28,948)	(2.0)%	2,002,760

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	144,598	117,614	(26,984)	167,699
Depreciation and amortization	322,262	321,754	(508)	432,087
Loss on disposal of property, plant and equipment	11,424	13,160	1,736	19,950
Gains on sales of fixed assets	(17,960)	(51,350)	(33,390)	(53,722)
Increase (decrease) in liability for employees’ retirement benefits	(19,291)	(4,966)	14,325	(55,469)
(Increase) decrease in accounts receivable	31,954	(17,374)	(49,329)	63,455
(Increase) decrease in inventories	(1,559)	(7,987)	(6,427)	(280)
Increase (decrease) in accounts payable and accrued expenses	(127,310)	(102,203)	25,106	(49,343)
Increase (decrease) in accrued consumption tax	877	1,205	327	(1,655)
Other	(47,035)	7,204	54,240	(20,079)

Sub-total	297,958	277,055	(20,902)	502,643
Interest and dividends received	3,984	12,251	8,266	3,995
Interest paid	(10,480)	(8,953)	1,527	(14,701)
Income taxes received (paid)	10,664	(15,337)	(26,001)	10,664

Net cash provided by (used in) operating activities	302,126	265,016	(37,110)	502,601

Cash flows from investing activities:
Payments for property, plant and equipment	(329,931)	(365,002)	(35,071)	(451,701)
Proceeds from sale of property, plant and equipment	20,717	68,336	47,619	59,853
Payments for purchase of investment securities	(40)	(11,291)	(11,251)	(5,011)
Proceeds from sale of investment securities	3,092	516	(2,575)	3,154
Other	944	(711)	(1,656)	2,546

Net cash provided by (used in) investing activities	(305,217)	(308,153)	(2,935)	(391,159)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	90,000	100,000	10,000	190,000
Payments for settlement of long-term debt	(90,525)	(116,098)	(25,572)	(200,217)
Net increase (decrease) in short-term borrowings	(20,000)	36,962	56,962	(50,000)
Payments for settlement of lease obligations	—	(451)	(451)	(380)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(54,025)	(13,087)	40,938	(94,097)

Net increase (decrease) in cash and cash equivalents	(57,116)	(56,224)	892	17,343
Cash and cash equivalents at beginning of period	117,559	134,903	17,343	117,559

Cash and cash equivalents at end of period	60,443	78,679	18,236	134,903

February 5, 2009

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2008

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2008 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Toshiya Katayama or Mr. Nobutaka Kakihara

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	December 31, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	509,334	510,278	943
Antenna facilities	9,607	10,004	396
Terminal equipment	23,950	21,605	(2,345)
Local line facilities	828,452	810,326	(18,126)
Long-distance line facilities	5,472	4,451	(1,021)
Engineering facilities	605,432	590,109	(15,323)
Submarine line facilities	3,990	3,478	(511)
Buildings	479,146	470,881	(8,265)
Construction in progress	29,308	31,768	2,459
Other	260,871	238,168	(22,703)
Total property, plant and equipment	2,755,568	2,691,072	(64,495)
Intangible fixed assets	107,735	99,302	(8,433)
Total fixed assets - telecommunications businesses	2,863,304	2,790,374	(72,929)
Investments and other assets
Other investments and assets	220,577	219,363	(1,213)
Allowance for doubtful accounts	(1,466)	(1,515)	(48)
Total investments and other assets	219,110	217,848	(1,262)
Total fixed assets	3,082,415	3,008,223	(74,191)

Current assets:
Cash and bank deposits	135,901	70,950	(64,951)
Notes receivable	107	40	(67)
Accounts receivable, trade	303,431	310,974	7,543
Supplies	25,762	29,779	4,016
Other current assets	69,567	70,105	537
Allowance for doubtful accounts	(2,264)	(2,307)	(42)
Total current assets	532,504	479,541	(52,962)

TOTAL ASSETS	3,614,919	3,487,765	(127,154)

	(Millions of yen)
	March 31, 2008	December 31, 2008		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	1,021,032	912,465		(108,566)
Liability for employees’ retirement benefits	341,176	332,088		(9,088)
Reserve for unused telephone cards	11,360	9,490		(1,869)
Other long-term liabilities	55,326	27,803		(27,523)
Total long-term liabilities	1,428,895	1,281,847		(147,048)
Current liabilities:
Current portion of long-term borrowings from parent company	177,724	224,195		46,470
Accounts payable, trade	101,520	63,739		(37,781)
Short-term borrowings	100,000	70,000		(30,000)
Accrued taxes on income	540	376	*	(164)
Allowance for losses on construction contracts	161	—		(161)
Other current liabilities	325,093	350,602		25,509
Total current liabilities	705,041	708,913		3,872

TOTAL LIABILITIES	2,133,937	1,990,761		(143,175)

NET ASSETS
Shareholders’ equity
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	(1,751)	14,702		16,453
Total shareholders’ equity	1,480,302	1,496,756		16,453
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	679	247		(432)
Total unrealized gains (losses), translation adjustments, and others	679	247		(432)

TOTAL NET ASSETS	1,480,982	1,497,003		16,021

TOTAL LIABILITIES AND NET ASSETS	3,614,919	3,487,765		(127,154)

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007		Nine months ended December 31, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	1,304,466		1,255,972		(48,493)	1,735,693
Operating expenses	1,279,715		1,240,746		(38,969)	1,719,173
Operating income from telecommunications businesses	24,751		15,226		(9,524)	16,520
Supplementary businesses
Operating revenues	104,564		102,928		(1,636)	165,539
Operating expenses	106,388		105,873		(515)	168,134
Operating losses from supplementary businesses	(1,823)		(2,945)		(1,121)	(2,595)
Operating income	22,927		12,281		(10,646)	13,924

Non-operating revenues:
Interest income	32		12		(19)	39
Dividends received	7,070		3,431		(3,638)	7,070
Lease and rental income	34,555		32,847		(1,708)	45,876
Miscellaneous income	2,871		3,585		713	6,501
Total non-operating revenues	44,529		39,876		(4,652)	59,487

Non-operating expenses:
Interest expenses	15,069		14,982		(86)	24,746
Lease and rental expenses	13,269		12,474		(794)	18,037
Miscellaneous expenses	2,907		2,293		(614)	5,732
Total non-operating expenses	31,246		29,750		(1,495)	48,515

Recurring profit	36,210		22,407		(13,803)	24,896

Special profits	139,468		—		(139,468)	156,779
Special losses	63,736		—		(63,736)	111,719
Income before income taxes	111,942		22,407		(89,535)	69,957
Income taxes	106,564	*	5,953	*	(100,610)	107,699
Net income (losses)	5,377		16,453		11,075	(37,742)

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	774,022	683,133	(90,889)	(11.7)%	1,016,667
Monthly charge revenues*	504,200	459,424	(44,775)	(8.9)%	664,800
Call rates revenues*	90,043	71,637	(18,405)	(20.4)%	116,315
Interconnection call revenues*	118,799	100,942	(17,856)	(15.0)%	154,798
IP services revenues	282,542	339,443	56,901	20.1%	385,876
Leased circuit services revenues (excluding IP services revenues)	118,584	112,756	(5,828)	(4.9)%	158,294
Telegram services revenues	19,964	19,237	(727)	(3.6)%	27,235
Other telecommunications services revenues	109,352	101,402	(7,949)	(7.3)%	147,620

Telecommunications total revenues	1,304,466	1,255,972	(48,493)	(3.7)%	1,735,693

Supplementary business total revenues	104,564	102,928	(1,636)	(1.6)%	165,539

Total operating revenues	1,409,030	1,358,900	(50,130)	(3.6)%	1,901,232

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	111,942	22,407	(89,535)	69,957
Depreciation and amortization	325,345	314,571	(10,774)	432,071
Loss on disposal of property, plant and equipment	12,781	12,494	(286)	20,304
Increase (decrease) in liability for employees’ retirement benefits	(29,824)	(9,088)	20,735	(69,706)
(Increase) decrease in accounts receivable	38,222	(18,412)	(56,634)	68,945
(Increase) decrease in inventories	1,904	(4,016)	(5,921)	6,815
Increase (decrease) in accounts payable and accrued expenses	(103,820)	(92,763)	11,057	(27,922)
Increase (decrease) in accrued consumption tax	2,839	990	(1,848)	(937)
Other	(71,468)	13,458	84,927	(40,166)

Sub-total	287,921	239,641	(48,280)	459,361
Interest and dividends received	7,102	3,443	(3,658)	7,109
Interest paid	(14,746)	(14,987)	(240)	(25,003)
Income taxes received (paid)	29,860	16,805	(13,054)	29,859

Net cash provided by (used in) operating activities	310,137	244,903	(65,234)	471,328

Cash flows from investing activities:
Payments for property, plant and equipment	(262,758)	(283,146)	(20,387)	(363,826)
Proceeds from sale of property, plant and equipment	19,253	15,526	(3,726)	24,631
Payments for purchase of investment securities	(149)	(53)	96	(6,665)
Proceeds from sale of investment securities	100	97	(2)	101
Other	384	529	144	1,018

Net cash provided by (used in) investing activities	(243,169)	(267,045)	(23,876)	(344,740)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	64,000	45,000	(19,000)	124,000
Payments for settlement of long-term debt	(86,511)	(107,096)	(20,585)	(212,625)
Net increase (decrease) in short-term borrowings	(5,000)	44,979	49,979	70,000
Payments for settlement of lease obligations	—	(27,374)	(27,374)	(1,115)
Dividends paid	(31,200)	—	31,200	(31,200)

Net cash provided by (used in) financing activities	(58,711)	(44,490)	14,220	(50,941)

Net increase (decrease) in cash and cash equivalents	8,256	(66,633)	(74,889)	75,646
Cash and cash equivalents at beginning of period	64,244	139,891	75,646	64,244

Cash and cash equivalents at end of period	72,501	73,257	756	139,891

February 5, 2009

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2008

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2008. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#     #     #

About NTT Communications Corporation

NTT Com delivers high-quality voice, data and IP services to customers around the world. The company is renowned for its diverse information and communication services, expertise in managed networks, hosting and IP networking services, and industry leadership in IPv6 transit technology. The company’s extensive global infrastructure includes Arcstar™ private networks and a Tier 1 IP backbone (connected with major ISPs worldwide), both reaching more than 150 countries, as well as secure data centers in Asia, North America and Europe. NTT Com is the wholly owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com.

For more information

(Ms.) Rui Ogawa or (Mr.) Shigehisa Takeda

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: infoaf@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	December 31, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,957	144,791	4,833
Antenna facilities	1,999	1,895	(104)
Terminal equipment	1,676	1,428	(247)
Local line facilities	808	753	(54)
Long-distance line facilities	10,341	9,317	(1,023)
Engineering facilities	62,058	59,511	(2,547)
Submarine line facilities	7,079	5,131	(1,947)
Buildings	125,331	125,688	357
Construction in progress	23,464	20,226	(3,237)
Other	83,914	83,156	(757)
Total property, plant and equipment	456,633	451,902	(4,730)
Intangible fixed assets	111,182	94,600	(16,581)
Total fixed assets - telecommunications businesses	567,815	546,503	(21,311)
Investments and other assets
Investments in subsidiaries and affiliated companies	86,313	135,954	49,641
Deferred income taxes	105,900	126,568	20,668
Other investments and assets	226,403	121,995	(104,407)
Allowance for doubtful accounts	(592)	(752)	(159)
Total investments and other assets	418,024	383,766	(34,258)
Total fixed assets	985,839	930,269	(55,570)

Current assets:
Cash and bank deposits	48,819	25,652	(23,167)
Notes receivable	128	51	(77)
Accounts receivable, trade	200,443	205,905	5,461
Supplies	7,125	7,943	818
Other current assets	61,842	69,868	8,025
Allowance for doubtful accounts	(2,077)	(1,348)	728
Total current assets	316,283	308,072	(8,211)

TOTAL ASSETS	1,302,123	1,238,342	(63,781)

	(Millions of yen)
	March 31, 2008	December 31, 2008		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	310,842	190,777		(120,065)
Liability for employees’ retirement benefits	70,661	73,880		3,219
Reserve for point services	2,720	2,827		107
Reserve for unused telephone cards	5,026	4,199		(827)
Other long-term liabilities	17,119	18,200		1,080
Total long-term liabilities	406,370	289,885		(116,485)
Current liabilities:
Current portion of long-term borrowings from parent company	103,923	134,868		30,944
Accounts payable, trade	51,399	24,501		(26,898)
Accounts payable, other	160,578	183,883		23,304
Accrued taxes on income	772	16,439	*	15,666
Allowance for losses on construction contracts	82	110		28
Allowance for losses from liquidation of subsidiaries	2,439	—		(2,439)
Other current liabilities	38,622	23,228		(15,393)
Total current liabilities	357,818	383,032		25,213

TOTAL LIABILITIES	764,189	672,917		(91,271)

NET ASSETS
Shareholders’ equity
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	139,293	197,962		58,668
Total shareholders’ equity	482,672	541,341		58,668
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	55,261	24,083		(31,178)
Total unrealized gains (losses), translation adjustments, and others	55,261	24,083		(31,178)

TOTAL NET ASSETS	537,934	565,424		27,490

TOTAL LIABILITIES AND NET ASSETS	1,302,123	1,238,342		(63,781)

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007		Nine months ended December 31, 2008		Increase (Decrease)	Increase (Decrease)
Telecommunications businesses
Operating revenues	732,461		712,987		(19,474)	972,343
Operating expenses	646,349		631,561		(14,788)	877,830
Operating income from telecommunications businesses	86,111		81,425		(4,686)	94,513
Supplementary businesses
Operating revenues	114,436		124,042		9,606	182,161
Operating expenses	108,764		123,919		15,155	171,944
Operating income from supplementary businesses	5,672		123		(5,549)	10,217
Operating income	91,784		81,548		(10,235)	104,730

Non-operating revenues:
Interest income	1,135		736		(399)	1,444
Dividends received	8,230		9,263		1,032	8,435
Lease and rental income	12,827		11,426		(1,400)	16,675
Miscellaneous income	4,440		6,760		2,319	8,555
Total non-operating revenues	26,634		28,186		1,552	35,110

Non-operating expenses:
Interest expenses	6,876		4,937		(1,939)	9,200
Lease and rental expenses	8,406		7,331		(1,075)	11,455
Miscellaneous expenses	2,548		3,014		465	7,160
Total non-operating expenses	17,832		15,283		(2,548)	27,816

Recurring profit	100,586		94,452		(6,134)	112,025

Special profits	12,045		29,660		17,614	12,047
Special losses	16,068		—		(16,068)	30,423
Income before Income taxes	96,563		124,112		27,549	93,649
Income taxes	47,382	*	50,443	*	3,061	30,875
Net income	49,181		73,669		24,487	62,774

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	341,505	317,011	(24,493)	(7.2)%	450,326
IP services revenues	248,806	263,062	14,255	5.7%	334,189
Open computer network services revenues*	110,428	116,797	6,369	5.8%	148,219
IP-Virtual private network services revenues*	52,406	57,661	5,254	10.0%	70,520
Wide-Area Ethernet services revenues*	38,466	41,191	2,725	7.1%	51,996
Data communications revenues (excluding IP services revenues)	112,304	101,558	(10,746)	(9.6)%	147,604
Leased circuit services revenues*	77,523	72,960	(4,563)	(5.9)%	102,540
Solution services revenues	122,700	135,415	12,715	10.4%	192,927
Others	21,580	19,982	(1,598)	(7.4)%	29,457

Total operating revenues	846,897	837,029	(9,867)	(1.2)%	1,154,505

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	96,563	124,112	27,549	93,649
Depreciation and amortization	91,537	88,348	(3,189)	134,363
Loss on disposal of property, plant and equipment	8,587	2,176	(6,410)	16,175
Gains on sales of fixed assets	(532)	(26,749)	(26,217)	(2,411)
Increase (decrease) in allowance for doubtful accounts	(451)	(569)	(117)	211
Increase (decrease) in liability for employees’ retirement benefits	(11,044)	3,219	14,263	(11,893)
Write-off of investments in affiliated companies	2,320	—	(2,320)	3,155
Gains on sales of investments in affiliated companies	(271)	(3,343)	(3,072)	(271)
(Increase) decrease in accounts receivable	26,247	897	(25,349)	21,992
(Increase) decrease in inventories	(453)	(818)	(364)	919
Increase (decrease) in accounts payable and accrued expenses	(33,661)	(17,920)	15,740	(2,987)
Increase (decrease) in accrued consumption tax	(1,210)	52	1,262	(3,662)
Other	(2,776)	(15,998)	(13,221)	9,991

Sub-total	174,854	153,407	(21,447)	259,231
Interest and dividends received	9,913	10,284	370	10,176
Interest paid	(8,048)	(5,416)	2,631	(9,917)
Income taxes received (paid)	(27,783)	6,586	34,370	(27,465)

Net cash provided by (used in) operating activities	148,936	164,861	15,925	232,025

Cash flows from investing activities:
Payments for property, plant and equipment	(61,518)	(94,602)	(33,084)	(88,506)
Proceeds from sale of property, plant and equipment	8,861	27,746	18,884	12,651
Payments for purchase of investment securities	(6,703)	(76,470)	(69,767)	(12,433)
Proceeds from sale of investment securities	6,382	31,636	25,254	6,457
Payments for long-term loans	(11,407)	(13,271)	(1,863)	(11,407)
Proceeds from long-term loans receivable	13,821	89,365	75,544	13,821
Other	(6,164)	(2,178)	3,986	(6,471)

Net cash provided by (used in) investing activities	(56,729)	(37,775)	18,954	(85,889)

Cash flows from financing activities:
Payments for settlement of long-term debt	(103,615)	(89,120)	14,494	(173,140)
Net increase (decrease) in short-term borrowings	—	(13,538)	(13,538)	13,538
Payments for settlement of lease obligations	—	(1,015)	(1,015)	(4,826)
Dividends paid	(9,000)	(15,000)	(5,999)	(9,000)

Net cash provided by (used in) financing activities	(112,615)	(118,675)	(6,059)	(173,428)

Effect of exchange rate changes on cash and cash equivalents	(33)	(75)	(41)	(99)
Net increase (decrease) in cash and cash equivalents	(20,443)	8,335	28,778	(27,391)
Cash and cash equivalents at beginning of period	76,211	48,819	(27,391)	76,211

Cash and cash equivalents at end of period	55,767	57,154	1,387	48,819

February 5, 2009

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2008

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2008	B As of Jun. 30, 2008	C As of Sept. 30, 2008	D As of Dec. 31, 2008			E As of Mar. 31, 2009 (Forecast)

					F Change	Progress		G Change
					D-A	F/G		E-A
Telephone Subscriber Line	39,620	38,783	38,019	37,270	(2,350)	64.4%	35,972	(3,648)
NTT East	19,566	19,177	18,805	18,438	(1,128)	62.7%	17,766	(1,800)
NTT West	20,054	19,606	19,214	18,833	(1,222)	66.1%	18,206	(1,848)
INS-Net	6,414	6,243	6,079	5,914	(500)	65.2%	5,647	(766)
NTT East	3,339	3,250	3,167	3,082	(257)	64.2%	2,939	(400)
NTT West	3,075	2,993	2,912	2,832	(243)	66.4%	2,709	(366)
INS-Net 64	5,871	5,709	5,556	5,401	(470)	64.9%	5,147	(724)
NTT East	2,993	2,910	2,834	2,756	(237)	61.0%	2,605	(388)
NTT West	2,878	2,799	2,723	2,645	(233)	69.4%	2,543	(336)
INS-Net 1500	54	53	52	51	(3)	70.4%	50	(4)
NTT East	35	34	33	33	(2)	168.6%	33	(1)
NTT West	20	19	19	19	(1)	32.2%	17	(3)
Telephone Subscriber Line + INS-Net	46,034	45,026	44,098	43,184	(2,849)	64.5%	41,619	(4,414)
NTT East	22,904	22,426	21,971	21,520	(1,385)	62.9%	20,704	(2,200)
NTT West	23,129	22,599	22,127	21,664	(1,465)	66.1%	20,915	(2,214)
FLET’S ISDN	383	361	343	325	(58)	68.2%	298	(85)
NTT East	198	186	177	166	(32)	63.4%	148	(50)
NTT West	185	175	166	159	(26)	75.3%	150	(35)
FLET’S ADSL	4,656	4,486	4,335	4,177	(479)	65.0%	3,919	(737)
NTT East	2,410	2,325	2,246	2,161	(249)	62.4%	2,010	(400)
NTT West	2,246	2,161	2,088	2,017	(229)	68.1%	1,909	(337)
FLET’S Hikari	8,777	9,541	10,096	10,636	1,858	66.4%	11,577	2,800
NTT East	4,963	5,393	5,702	5,999	1,036	64.8%	6,563	1,600
NTT West	3,815	4,148	4,394	4,637	822	68.5%	5,015	1,200
Optical IP Phone Services (“Hikari Phone”)	5,725	6,368	6,914	7,458	1,732	65.1%	8,385	2,660
NTT East	3,065	3,387	3,666	3,948	883	63.1%	4,465	1,400
NTT West	2,661	2,981	3,248	3,510	850	67.4%	3,921	1,260
Conventional Leased Circuit	347	342	336	327	(20)	91.1%	325	(22)
NTT East	175	172	169	165	(11)	99.4%	165	(11)
NTT West	172	169	167	163	(9)	83.0%	161	(11)
High Speed Digital	238	228	227	220	(18)	62.6%	209	(29)
NTT East	129	124	122	119	(11)	46.4%	106	(23)
NTT West	109	104	105	101	(8)	121.1%	102	(6)
NTT Group Major ISPs	9,814	10,139	10,322	10,479	664	84.6%	10,600	786
OCN*	6,830	7,071	7,200	7,314	484	84.8%	7,400	570
Plala*	2,644	2,723	2,777	2,820	176	68.9%	2,900	256
Cellular	53,388	53,629	53,937	54,155	767	71.1%	54,470	1,080
FOMA*	43,949	45,200	46,444	47,494	3,545	67.7%	49,190	5,240
i-mode	47,993	48,061	48,069	48,150	157	41.3%	48,370	380
FOMA*	41,213	42,118	42,911	43,671	2,457	65.0%	45,000	3,780

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN* and Plala*.

	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 1,536,000 as of Dec. 31, 2008, and are forecasted to be 1,540,000 as of Mar. 31, 2009.

	7	Changes in No. of Cellular (FOMA* is included) and i-mode subscribers as of Mar. 31, 2009 (Forecast) are forecasted net-increase.

	8	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2 in 1 in principle, and those FOMA subscriptions are included in the number of Cellular (FOMA* is included) subscribers.

	9	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

	*	Partial listing only.

2.	Number of Employees

	(Person)
	A As of Dec. 31, 2007	B As of Dec. 31, 2008		C As of Mar. 31, 2009 (Forecast)
			Change
			B-A
NTT Consolidated	209,050	208,050	(1,000)	196,100
Core Group Companies
NTT (Holding)	2,900	2,900	0	2,900
NTT East	6,050	6,050	0	5,700
NTT West	6,000	5,900	(100)	5,700
NTT Communications	8,650	8,500	(150)	8,300
NTT DATA (Consolidated)	24,950	30,850	5,900	31,800
NTT DoCoMo (Consolidated)	22,050	22,600	550	21,950
(Reference) Outsourcing Companies
East Outsourcing Companies	47,200	43,350	(3,850)	39,950
West Outsourcing Companies	52,100	47,750	(4,350)	43,200

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT (outsourcing company in the management and marketing field), NTT NEOMEIT (outsourcing company in the facilities and equipment field) and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:

— As of Mar. 31, 2009 (Forecast) (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,150 employees)

	3	For the number of employees of outsourcing companies, we previously disclosed the number of employees of the NTT EAST and NTT WEST outsourcing companies that commenced operation in May 2002 pursuant to the NTT Group Structural Reform (publicly released on November 22, 2001), the total number of employees from the consolidated prefectural companies and the companies in the administrative field, for the number of employees of East Outsourcing Companies, and the total number of employees from the consolidated regional outsourcing companies and the companies in the management and marketing field, the facilities and equipment field and the administrative field, for the number of employees of West Outsourcing Companies. However, due to the fact that companies other than these outsourcing companies have been providing outsourcing services, we have revised the scope of the number of employees of outsourcing companies as of the six months ended September 30, 2008.

	4	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

3.	Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31 2007	B Nine Months Ended Dec. 31 2008			C Year Ending Mar. 31, 2009 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,383.3	1,491.8	108.5	69.4%	2,150.0
Core Group Companies
NTT (Holding)	33.8	26.2	(7.5)	58.4%	45.0
NTT East	309.6	342.5	32.8	75.3%	455.0
NTT West	252.8	258.6	5.8	62.3%	415.0
NTT Communications	54.5	72.0	17.4	68.6%	105.0
NTT DATA (Consolidated)	116.7	127.4	10.6	79.7%	160.0
NTT DoCoMo (Consolidated)	488.2	500.5	12.3	69.6%	719.0

Note :	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2007	B Nine Months Ended Dec. 31, 2008			C Year Ending Mar. 31, 2009 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	7,844.2	7,734.3	(109.9)	73.1%	10,580.0
Fixed Voice Related Services	2,158.0	1,961.0	(197.1)	—	—
Mobile Voice Related Services	2,101.8	1,750.5	(351.3)	—	—
IP/packet Communications Services	1,896.1	2,150.2	254.1	—	—
Sales of Telecommunications Equipment	438.6	538.4	99.8	—	—
System Integration	745.0	812.7	67.7	—	—
Other	504.7	521.5	16.8	—	—
Operating expenses	6,969.9	6,719.9	(250.0)	71.3%	9,420.0
Cost of Services (exclusive of items shown separately below)	1,727.2	1,760.7	33.6	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	950.8	697.4	(253.4)	—	—
Cost of Systems Integration (exclusive of items shown separately below)	469.9	514.4	44.6	—	—
Depreciation and Amortization	1,588.5	1,589.3	0.8	—	—
Impairment Loss	1.4	1.1	(0.3)	—	—
Selling, general and administrative expenses	2,229.4	2,157.0	(72.4)	—	—
Write-down of goodwill and other intangible assets	2.9	—	(2.9)	—	—
Operating income	874.4	1,014.5	140.1	87.5%	1,160.0
Income before income taxes	874.9	1,044.8	169.9	90.9%	1,150.0
Net income	322.2	544.1	221.9	97.2%	560.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	1,470.4	1,460.9	(9.5)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	3,605.6	3,387.6	(218.0)	—	—
Loss on Disposal of Property, Plant and Equipment	130.3	112.4	(17.9)	—	—
Other Expenses	170.9	168.7	(2.2)	—	—
Total	5,377.2	5,129.5	(247.6)	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	333.0	320.7	(12.2)	87.9%	365.0
Operating Expenses	113.4	117.9	4.5	67.8%	174.0
Operating Income	219.5	202.7	(16.8)	106.1%	191.0
Non-Operating Revenues	43.8	37.5	(6.3)	72.2%	52.0
Non-Operating Expenses	38.3	35.2	(3.1)	73.5%	48.0
Recurring Profit	225.0	205.0	(20.0)	105.1%	195.0
Net Income	220.0	202.8	(17.1)	103.5%	196.0

Notes :	1	Consolidated figures for “Income before income taxes” and “Net income” under “NTT Consolidated (US GAAP)” for the nine months ended Dec. 31, 2007 have been adjusted to reflect the retroactive application of the equity method of accounting for an affiliate that newly became subject to application of the equity method as a result of additional share acquisitions subsequent to nine months ended Dec. 31, 2007.

	2	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2007	B Nine Months Ended Dec. 31, 2008			C Year Ending Mar. 31, 2009 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,480.4	1,451.5	(28.9)	74.1%	1,960.0
Voice Transmission Services (excluding IP)	785.9	694.6	(91.2)	77.2%	900.0
IP Services	336.5	415.1	78.5	70.4%	590.0
Leased Circuit (excluding IP)	136.1	128.5	(7.6)	75.1%	171.0
Telegraph	18.0	16.6	(1.4)	75.7%	22.0
Other	118.9	114.1	(4.7)	71.0%	277.0
Supplementary Business	84.9	82.4	(2.4)
Operating Expenses	1,432.0	1,413.4	(18.5)	73.6%	1,920.0
Personnel	83.3	86.6	3.2	75.3%	115.0
Cost of services and equipment sold, and selling, general and administrative expenses	953.5	931.3	(22.2)	72.8%	1,280.0
Depreciation and Amortization	315.6	314.6	(1.0)	75.8%	415.0
Loss on Disposal of Property, Plant and Equipment	22.3	24.7	2.3	70.7%	35.0
Taxes and Public Dues	56.9	56.0	(0.9)	74.8%	75.0
Operating Income	48.4	38.0	(10.3)	95.2%	40.0
Non-Operating Revenues	47.7	56.6	8.8	85.8%	66.0
Non-Operating Expenses	31.0	28.4	(2.6)	79.0%	36.0
Recurring Profit	65.1	66.2	1.1	94.7%	70.0
Net Income	86.2	72.9	(13.2)	96.0%	76.0
NTT West (JPN GAAP)
Operating Revenues	1,409.0	1,358.9	(50.1)	73.3%	1,854.0
Voice Transmission Services (excluding IP)	774.0	683.1	(90.8)	76.0%	899.0
IP Services	282.5	339.4	56.9	72.4%	469.0
Leased Circuit (excluding IP)	118.5	112.7	(5.8)	74.7%	151.0
Telegraph	19.9	19.2	(0.7)	76.9%	25.0
Other	109.3	101.4	(7.9)	65.9%	310.0
Supplementary Business	104.5	102.9	(1.6)
Operating Expenses	1,386.1	1,346.6	(39.4)	72.8%	1,849.0
Personnel	78.8	85.7	6.9	74.6%	115.0
Cost of services and equipment sold, and selling, general and administrative expenses	905.5	873.3	(32.1)	71.6%	1,219.0
Depreciation and Amortization	319.3	308.5	(10.7)	76.2%	405.0
Loss on Disposal of Property, Plant and Equipment	28.1	26.6	(1.4)	66.6%	40.0
Taxes and Public Dues	54.2	52.2	(1.9)	74.7%	70.0
Operating Income	22.9	12.2	(10.6)	245.6%	5.0
Non-Operating Revenues	44.5	39.8	(4.6)	81.4%	49.0
Non-Operating Expenses	31.2	29.7	(1.4)	67.6%	44.0
Recurring Profit	36.2	22.4	(13.8)	224.1%	10.0
Net Income	5.3	16.4	11.0	274.2%	6.0

Notes :	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended Dec 31, 2008 include monthly charges, call charges and interconnection charges of 470.1 billion yen, 77.9 billion yen and 91.3 billion yen for NTT East, and 459.4 billion yen, 71.6 billion yen and 100.9 billion yen for NTT West, respectively.

	2	Operating Revenues from IP services of NTT East and NTT West for the nine months ended Dec 31, 2008 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 214.4 billion yen and 60.0 billion yen for NTT East, and 166.8 billion yen and 47.7 billion yen for NTT West, respectively.

		—	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

	3	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DoCoMo)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2007	B Nine Months Ended Dec. 31, 2008			C Year Ending Mar. 31, 2009 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	846.8	837.0	(9.8)	74.6%	1,122.0
Voice Transmission Services (excluding IP)	341.5	317.0	(24.4)	77.5%	409.0
IP Services	248.8	263.0	14.2	74.7%	352.0
Data Transmission Services (excluding IP)	112.3	101.5	(10.7)	77.5%	131.0
Leased Circuit*	77.5	72.9	(4.5)	76.0%	96.0
Solutions Business	122.7	135.4	12.7	66.4%	204.0
Other	21.5	19.9	(1.5)	76.9%	26.0
Operating Expenses	755.1	755.4	0.3	74.7%	1,012.0
Personnel	69.5	70.3	0.8	75.7%	93.0
Cost of services and equipment sold, and selling, general and administrative expenses	345.4	364.5	19.0	74.5%	777.0
Communication Network Charges	230.2	214.6	(15.5)
Depreciation and Amortization	89.0	91.6	2.6	77.0%	119.0
Loss on Disposal of Property, Plant and Equipment	11.8	5.3	(6.4)	48.3%	11.0
Taxes and Public Dues	9.0	8.9	(0.1)	74.5%	12.0
Operating Income	91.7	81.5	(10.2)	74.1%	110.0
Non-Operating Revenues	26.6	28.1	1.5	104.4%	27.0
Non-Operating Expenses	17.8	15.2	(2.5)	56.6%	27.0
Recurring Profit	100.5	94.4	(6.1)	85.9%	110.0
Net Income	49.1	73.6	24.4	89.8%	82.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	714.5	774.7	60.2	69.2%	1,120.0
Systems Integration	546.0	589.5	43.5	68.8%	857.0
Network System Services	55.4	57.3	1.8	74.5%	77.0
Others	186.6	192.1	5.4	68.1%	282.0
Elimination or Corporate	(73.6)	(64.3)	9.3	67.0%	(96.0)
Cost of Sales	530.8	582.0	51.1	68.9%	845.0
Gross Profit	183.6	192.6	9.0	70.1%	275.0
Selling and General Expense	117.2	124.3	7.0	73.1%	170.0
Operating Income	66.3	68.3	1.9	65.1%	105.0
Non-Operating Income (loss)	(0.6)	(1.0)	(0.3)	26.1%	(4.0)
Recurring Profit	65.6	67.3	1.6	66.6%	101.0
Net Income	38.3	36.1	(2.2)	66.9%	54.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	3,522.0	3,378.8	(143.3)	73.5%	4,597.0
Wireless Services	3,158.7	2,911.1	(247.6)	76.0%	3,829.0
Cellular Services	3,060.5	2,791.0	(269.5)	76.5%	3,649.0
Voice	2,041.6	1,665.0	(376.6)	77.1%	2,160.0
Packet Communications	1,018.9	1,126.0	107.1	75.6%	1,489.0
PHS Services revenue	9.4	—	—	—	—
Other revenues	88.9	120.1	31.2	66.7%	180.0
Equipment sales	363.3	467.6	104.3	60.9%	768.0
Operating Expenses	2,897.0	2,632.0	(265.1)	69.9%	3,767.0
Personnel	186.7	190.5	3.8	75.6%	252.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,815.6	1,545.4	(270.2)	67.0%	2,305.0
Depreciation and Amortization	558.0	582.3	24.3	74.5%	782.0
Loss on Disposal of Property, Plant and Equipment	43.5	35.4	(8.1)	57.1%	62.0
Communication Network Charges	264.1	249.1	(15.0)	76.2%	327.0
Taxes and Public Dues	29.2	29.2	0.1	74.9%	39.0
Operating Income	625.0	746.8	121.8	90.0%	830.0
Non-Operating Income (loss)	3.7	(37.4)	(41.1)	—	(16.0)
Income before Tax	628.7	709.4	80.7	87.1%	814.0
Net Income	376.5	437.7	61.2	88.4%	495.0

Notes:	1	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the nine months ended Dec 31, 2008 include revenues from telephone subscriber lines (169.9 billion yen). Operating Revenues from IP services include revenues from OCN (116.7 billion yen), IP-VPN (57.6 billion yen) and e-VLAN (41.1 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (6.1 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (4.6 billion yen) and high-speed digital (31.6 billion yen).

	2	PHS (personal handy-phone) service was terminated on January 7, 2008.

	3	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

	*	Partial listing only.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2008 (From Apr. to Jun., 2008)	Three Months Ended Sept. 30, 2008 (From Jul. to Sept., 2008)	Three Months Ended Dec. 31, 2008 (From Oct. to Dec., 2008)	Nine Months Ended Dec. 31, 2007 (From Apr. to Dec., 2007)	Nine Months Ended Dec. 31, 2008 (From Apr. to Dec., 2008)	Year Ended Mar. 31, 2008	Year Ending Mar. 31, 2009 (forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,060	3,050	3,050	3,120	3,060	3,110	3,040
Telephone Subscriber Lines ARPU	2,680	2,670	2,670	2,730	2,670	2,720	2,660
INS-NET Subscriber Lines ARPU	5,340	5,320	5,320	5,410	5,320	5,390	5,290
FLET’S Hikari ARPU	5,440	5,550	5,600	5,250	5,530	5,310	5,560
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,920	2,920	2,910	2,970	2,920	2,960	2,910
Telephone Subscriber Lines ARPU	2,580	2,580	2,580	2,620	2,580	2,610	2,570
INS-NET Subscriber Lines ARPU	5,150	5,130	5,130	5,240	5,140	5,220	5,130
FLET’S Hikari ARPU	5,550	5,600	5,640	5,430	5,600	5,460	5,640
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	5,890	5,860	5,730	6,470	5,820	6,360	5,710
Voice ARPU (FOMA+mova)	3,560	3,450	3,340	4,290	3,450	4,160	3,360
Packet ARPU (FOMA+mova)	2,330	2,410	2,390	2,180	2,370	2,200	2,350
i-mode ARPU (FOMA+mova)*	2,290	2,360	2,350	2,150	2,330	2,170	2,310
ARPU generated purely from i-mode (FOMA+mova)	2,480	2,570	2,560	2,330	2,540	2,350	2,510
Cellular Aggregate ARPU (FOMA)	6,260	6,180	6,000	7,160	6,150	6,990	5,990
Voice ARPU (FOMA)	3,630	3,500	3,370	4,510	3,500	4,340	3,400
Packet ARPU (FOMA)	2,630	2,680	2,630	2,650	2,650	2,650	2,590
i-mode ARPU (FOMA)*	2,590	2,630	2,580	2,620	2,600	2,610	2,550
ARPU generated purely from i-mode (FOMA)	2,730	2,790	2,750	2,730	2,760	2,720	2,710
Cellular Aggregate ARPU (mova)	3,890	3,820	3,730	4,440	3,820	4,340	3,760
Voice ARPU (mova)	3,220	3,120	3,070	3,670	3,140	3,590	3,100
i-mode ARPU (mova)	670	700	660	770	680	750	660
ARPU generated purely from i-mode (mova)	860	910	870	950	880	930	870

*	Partial listing only.

Notes :	1	We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

—

FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

—

Commencing in the fiscal year ending March 31, 2009, NTT East has included in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business.

As a result of this new calculation methodology, NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008, for the nine months ended December 31, 2007 and for the fiscal year ended March 31, 2008 increased, respectively, by 0 yen, 0 yen, 10 yen, 10 yen, 0 yen, and 10 yen (representing, respectively, 0.0%, 0.0%, 0.2%, 0.2%, 0.0%, and 0.2% of NTT East’s total FLET’S Hikari ARPU for the same periods). NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 increased by 30 yen (representing 0.5% of NTT East’s total FLET’S Hikari ARPU for the same period).

Revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed, respectively, 10 yen, 20 yen, 20 yen and 20 yen to NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2008, September 30, 2008 and December 31, 2008 and for the nine months ended December 31, 2008, and contributed 30 yen to NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.4% and 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplementary Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to (A) NTT West’s FLET’S Hikari ARPU for (i) each of the three-month periods ended June 30, 2007, September 30, 2007, December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008, (ii) the two nine-month periods ended December 31, 2007 and 2008 and (iii) for the fiscal year ended March 31, 2008 and (B) NTT West’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009. NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.

2	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the No. of subscribers is determined using the No. of lines for each service.

4	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5	For purposes of calculating FLET’S Hikari ARPU, No. of subscribers is determined based on No. of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

6	We compute ARPU for our cellular business using 3 aggregate measures.

•	Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—

Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

•	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—

Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

•	Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—

Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7	We show ARPU for our i-mode using two aggregate measures.

—	i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

—	ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

8	Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.

9	No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

—	1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

—	2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

—	3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

—	Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

—	FY Results: Sum of No. of active subscribers** for each month from Apr. to Mar.

—

FY Forecast: Sum of the actual No. of active subscribers at the end of each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

10	No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

—	1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

—	2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

—	3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

—	Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

—	FY Results/FY Forecast: Sum of No. of active subscribers** for each month from Apr. to Mar.

11	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

**active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2008	As of Dec. 31, 2008	As of Mar. 31, 2009 (Forecast)
Interest-Bearing Liabilities	4,677.2	5,055.0	4,800.0

Note:	Forecasts for the year ending March 31, 2009 have never been changed from those announced in the financial results for the six months ended September 30, 2008.

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2008	Nine months Ended Dec. 31, 2008	Year Ending Mar. 31, 2009 (Forecast)
Operating Income	1,304.6 billion yen	1,014.5 billion yen	1,160.0 billion yen
EBITDA Margin	33.8%	34.7%	32.0%
Operating FCF	1,478.1 billion yen	1,189.8 billion yen	1,236.0 billion yen
ROCE	6.4%	—	5.6%

Notes:	1	Forecasts for the year ending March 31, 2009 have not been changed from those announced in the financial results for the six months ended September 30, 2008.

	2	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2008	Nine months Ended Dec. 31, 2008	Year Ending Mar. 31, 2009 (Forecast)
EBITDA Margin [(c/d)X100]	33.8%	34.7%	32.0%
a Operating Income	1,304.6 billion yen	1,014.5 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,302.4 billion yen	1,667.1 billion yen	2,226.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	2,681.6 billion yen	3,386.0 billion yen
d Operating Revenues	10,680.9 billion yen	7,734.3 billion yen	10,580.0 billion yen
Operating FCF [(c-d)]	1,478.1 billion yen	1,189.8 billion yen	1,236.0 billion yen
a Operating Income	1,304.6 billion yen	1,014.5 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,302.4 billion yen	1,667.1 billion yen	2,226.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	2,681.6 billion yen	3,386.0 billion yen
d Capital Investment	2,128.9 billion yen	1,491.8 billion yen	2,150.0 billion yen
ROCE [(b/c)X100]	6.4%	—	5.6%
a Operating Income	1,304.6 billion yen	—	1,160.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%
b Operating Income X (1 - Normal Statutory Tax Rate)	770.8 billion yen	—	684.4 billion yen
c Operating Capital Employed	11,989.8 billion yen	—	12,261.5 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2008	Nine months Ended Dec. 31, 2008
NTT Consolidated Capital Investment	2,128.9	1,491.8
Payments for Property, Plant and Equipment	1,259.7	1,190.3
Acquisition of Intangible and Other Assets	728.6	463.6
Other Differences	140.5	(162.1)

Consolidated Statements of Income

	(Billions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Year ended March 31, 2008
Operating Revenues:
Fixed Voice Related Services	2,158.0	1,961.0	(197.1)	2,831.1
Mobile Voice Related Services	2,101.8	1,750.5	(351.3)	2,739.8
IP/Packet Communications Services	1,896.1	2,150.2	254.1	2,567.4
Sales of Telecommunications Equipment	438.6	538.4	99.8	653.5
System Integration	745.0	812.7	67.7	1,157.0
Other	504.7	521.5	16.8	732.0
Total Operating Revenues	7,844.2	7,734.3	(109.9)	10,680.9

Operating Expenses:
Cost of Services (exclusive of items shown separately below)	1,727.2	1,760.7	33.6	2,419.1
Cost of Equipment Sold (exclusive of items shown separately below)	950.8	697.4	(253.4)	1,262.8
Cost of System Integration (exclusive of items shown separately below)	469.9	514.4	44.6	794.9
Depreciation and Amortization	1,588.5	1,589.3	0.8	2,161.9
Impairment Loss	1.4	1.1	(0.3)	5.0
Selling, General and Administrative Expenses	2,229.4	2,157.0	(72.4)	3,047.2
Write-down of Goodwill and Other Intangible Assets	2.9	—	(2.9)	2.9
Gain on Transfer of the Substitutional Portion of the Employee Pension Fund	—	—	—	(317.6)
Total Operating Expenses	6,969.9	6,719.9	(250.0)	9,376.3

Operating Income	874.4	1,014.5	140.1	1,304.6

Other Income (Expenses):
Interest and Amortization of Bond Discounts and Issue Costs	(49.3)	(45.0)	4.3	(63.8)
Interest Income	17.8	19.2	1.4	24.5
Other, Net	32.1	56.1	24.1	57.0
Total Other Income and Expenses	0.5	30.4	29.8	17.7

Income (Loss) Before Income Taxes	874.9	1,044.8	169.9	1,322.3
Income Tax Expense (Benefit)	409.5	337.1	(72.4)	520.8
Income (Loss) Before Minority Interest and Equity in Earnings (Losses) of Affiliated Companies	465.4	707.7	242.3	801.5
Minority Interest in Consolidated Subsidiaries	156.0	174.7	18.7	197.4
Equity in Earnings (Losses) of Affiliated Companies	12.8	11.0	(1.8)	31.0
Net Income (Loss)	322.2	544.1	221.9	635.2

Note:	NTT has retroactively applied the equity method of accounting to prior periods due to NTT Group’s acquisition of additional shares of an affiliate (which was previously accounted for as “Marketable securities and other investments”) subsequent to the nine months ended December 31, 2007, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” Consequently, previously reported figures for the nine-month period ended December 31, 2007 have been adjusted accordingly.

Consolidated Statements of Cash Flows

	(Billions of yen)
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Increase (Decrease)	Year ended March 31, 2008
I Cash Flows from Operating Activities:

Net income (loss)	322.2	544.1	221.9	635.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,588.5	1,589.3	0.8	2,161.9
Impairment loss	1.4	1.1	(0.3)	5.0
Minority interest in consolidated subsidiaries	156.0	174.7	18.7	197.4
Write-down of goodwill and other intangible assets	2.9	—	(2.9)	2.9
Loss on disposal of property, plant and equipment	86.1	77.9	(8.2)	140.5
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	—	—	(317.6)
Equity in (earnings) losses of affiliated companies	(12.8)	(11.0)	1.8	(31.0)
(Increase) decrease in notes and accounts receivable, trade	191.0	(208.4)	(399.4)	289.6
(Increase) decrease in inventories	(108.2)	(122.0)	(13.8)	(34.6)
(Increase) decrease in other current assets	(83.9)	(83.5)	0.4	(23.3)
Increase (decrease) in accounts payable, trade and accrued payroll	(321.6)	(323.2)	(1.7)	(80.9)
Increase (decrease) in accrued consumption tax	7.8	11.0	3.2	(9.6)
Increase (decrease) in accrued interest	2.2	2.4	0.2	(2.7)
Increase (decrease) in advances received	43.3	(1.1)	(44.3)	50.9
Increase (decrease) in accrued taxes on income	33.3	(21.1)	(54.4)	125.5
Increase (decrease) in other current liabilities	67.0	58.9	(8.1)	(12.6)
Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	(9.7)	7.7	17.3	(183.4)
Increase (decrease) in other long-term liabilities	9.1	43.0	33.9	52.0
Other	(6.2)	(214.4)	(208.1)	125.7

Net cash provided by operating activities	1,968.3	1,525.2	(443.1)	3,090.8

II Cash Flows from Investing Activities:

Payments for property, plant and equipment	(1,035.4)	(1,190.3)	(154.9)	(1,259.7)
Proceeds from sale of property, plant and equipment	31.5	83.0	51.6	82.0
Payments for purchase of non-current investments	(110.9)	(92.2)	18.7	(199.8)
Proceeds from sale and redemption of non-current investments	121.6	45.1	(76.5)	124.2
Payments for purchase of short-term investments	(9.0)	(28.5)	(19.5)	(14.3)
Proceeds from redemption of short-term investments	3.3	3.2	(0.1)	5.6
Acquisition of intangibles and other assets	(473.0)	(463.6)	9.4	(728.6)

Net cash provided by (used in) investing activities	(1,471.8)	(1,643.2)	(171.3)	(1,990.6)

III Cash Flows from Financing Activities:

Proceeds from issuance of long-term debt	301.1	668.3	367.2	508.9
Payments for settlement of long-term debt	(513.8)	(460.9)	52.8	(878.3)
Dividends paid	(117.5)	(135.3)	(17.9)	(117.5)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(71.1)	(170.3)	(99.2)	(95.7)
Acquisition of treasury stocks by subsidiary	(123.0)	(101.8)	21.2	(173.0)
Net increase (decrease) in short-term borrowings and other	(40.4)	29.7	70.1	29.1

Net cash provided by (used in) financing activities	(564.6)	(170.4)	394.1	(726.4)

IV Effect of Exchange Rate Changes on Cash and Cash Equivalents	(0.5)	(5.6)	(5.1)	(0.5)

V Net Increase (Decrease) in Cash and Cash Equivalents	(68.6)	(294.0)	(225.4)	373.3

VI Cash and Cash Equivalents at Beginning of Period	796.3	1,169.6	373.3	796.3
VII Cash and Cash Equivalents at End of Period	727.7	875.6	147.9	1,169.6

Note:	NTT has retroactively applied the equity method of accounting to prior periods due to NTT Group’s acquisition of additional shares of an affiliate (which was previously accounted for as “Marketable securities and other investments”) subsequent to the nine months ended December 31, 2007, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” Consequently, previously reported figures for the nine-month period ended December 31, 2007 have been adjusted accordingly.

Financial Results for the Nine Months Ended December 31, 2008

	(Billions of yen)
	Nine Months Ended Dec. 31, 2008	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008	Three Months Ended Dec. 31, 2008
NTT Consolidated (US GAAP)
Operating Revenues	7,734.3	2,593.6	2,571.0	2,569.8
Fixed Voice Related Services	1,961.0	663.5	652.2	645.3
Mobile Voice Related Services	1,750.5	598.9	580.7	570.9
IP/Packet Communications Services	2,150.2	695.1	721.7	733.5
Sales of Telecommunications Equipment	538.4	216.4	152.9	169.0
System Integration	812.7	256.2	285.2	271.3
Other	521.5	163.5	178.3	179.8
Operating Expenses	6,719.9	2,221.5	2,198.0	2,300.4
Cost of Services (exclusive of items shown separately below)	1,760.7	576.0	585.9	598.8
Cost of Equipment Sold (exclusive of items shown separately below)	697.4	266.5	193.4	237.5
Cost of Systems Integration (exclusive of items shown separately below)	514.4	159.8	184.3	170.3
Depreciation and Amortization	1,589.3	503.8	517.0	568.5
Impairment Loss	1.1	—	0.4	0.7
Selling, general and administrative expenses	2,157.0	715.5	716.9	724.6
Operating Income	1,014.5	372.1	373.0	269.4
Income before Income Taxes	1,044.8	387.9	383.3	273.7
Net Income	544.1	175.5	230.8	137.7
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	1,460.9	483.1	485.3	492.4
Cost of services and equipment sold, and selling, general and administrative expenses	3,387.6	1,147.0	1,104.0	1,136.6
Loss on Disposal of Property, Plant and Equipment	112.4	30.0	35.4	47.0
Other Expenses	168.7	57.6	55.9	55.2
Total	5,129.5	1,717.8	1,680.6	1,731.2
NTT (Holding) (JPN GAAP)
Operating Revenues	320.7	167.0	41.0	112.6
Operating Expenses	117.9	36.2	43.4	38.3
Operating Income	202.7	130.8	(2.3)	74.2
Non-Operating Revenues	37.5	12.6	13.0	11.8
Non-Operating Expenses	35.2	11.8	11.0	12.3
Recurring Profit	205.0	131.6	(0.4)	73.7
Net Income	202.8	130.1	(0.2)	73.0

Financial Results for the Nine Months Ended December 31, 2008

	(Billions of yen)
	Nine Months Ended Dec. 31, 2008	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008	Three Months Ended Dec. 31, 2008
NTT East (JPN GAAP)
Operating Revenues	1,451.5	476.7	489.1	485.5
Voice Transmission Services (excluding IP)	694.6	237.6	231.0	225.9
IP Services	415.1	132.1	138.9	143.9
Leased Circuit (excluding IP)	128.5	43.3	43.4	41.7
Telegraph	16.6	6.3	4.6	5.6
Other	114.1	32.5	41.3	40.1
Supplementary Business	82.4	24.7	29.6	28.0
Operating Expenses	1,413.4	470.0	475.3	468.0
Personnel	86.6	29.0	28.6	28.9
Cost of services and equipment sold, and selling, general and administrative expenses	931.3	310.0	316.5	304.7
Depreciation and Amortization	314.6	105.0	103.7	105.8
Loss on Disposal of Property, Plant and Equipment	24.7	6.5	8.0	10.1
Taxes and Public Dues	56.0	19.3	18.3	18.4
Operating Income	38.0	6.7	13.8	17.4
Non-Operating Revenues	56.6	14.7	27.2	14.6
Non-Operating Expenses	28.4	8.7	9.4	10.1
Recurring Profit	66.2	12.6	31.6	21.9
Net Income	72.9	9.6	34.4	28.8
NTT West (JPN GAAP)
Operating Revenues	1,358.9	452.8	455.2	450.7
Voice Transmission Services (excluding IP)	683.1	233.4	227.5	222.1
IP Services	339.4	108.7	113.2	117.4
Leased Circuit (excluding IP)	112.7	38.0	37.2	37.4
Telegraph	19.2	6.8	5.5	6.8
Other	101.4	32.1	34.8	34.4
Supplementary Business	102.9	33.6	36.8	32.4
Operating Expenses	1,346.6	452.5	448.9	445.0
Personnel	85.7	28.9	28.3	28.5
Cost of services and equipment sold, and selling, general and administrative expenses	873.3	293.2	294.0	285.9
Depreciation and Amortization	308.5	104.3	100.6	103.5
Loss on Disposal of Property, Plant and Equipment	26.6	7.9	8.8	9.8
Taxes and Public Dues	52.2	18.0	17.0	17.1
Operating Income	12.2	0.2	6.3	5.6
Non-Operating Revenues	39.8	15.1	12.6	12.1
Non-Operating Expenses	29.7	10.6	9.4	9.6
Recurring Profit	22.4	4.7	9.4	8.1
Net Income	16.4	4.2	6.5	5.6

Notes :

1       Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Dec 31, 2008 include monthly charges, call charges and interconnection charges of 154.0 billion yen, 24.8 billion yen and 29.3 billion yen for NTT East, and 150.3 billion yen, 22.6 billion yen and 32.5 billion yen for NTT West, respectively.

2       Operating Revenues from IP services of NTT East and NTT West for the three months ended Dec 31, 2008 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 76.2 billion yen and 21.5 billion yen for NTT East, and 59.1 billion yen and 17.3 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

Financial Results for the Nine Months Ended December 31, 2008

	(Billions of yen)
	Nine Months Ended Dec. 31, 2008	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008	Three Months Ended Dec. 31, 2008
NTT Communications (JPN GAAP)
Operating Revenues	837.0	273.8	282.8	280.3
Voice Transmission Services (excluding IP)	317.0	106.4	106.1	104.4
IP Services	263.0	85.2	87.0	90.7
Data Transmission Services (excluding IP)	101.5	33.9	34.1	33.4
Leased Circuit*	72.9	24.1	24.6	24.2
Solutions Business	135.4	41.4	48.4	45.4
Other	19.9	6.7	7.0	6.1
Operating Expenses	755.4	246.4	255.8	253.1
Personnel	70.3	23.7	23.1	23.4
Cost of services and equipment sold, and selling, general and administrative expenses	364.5	116.6	126.4	121.4
Communication Network Charges	214.6	71.3	71.6	71.6
Depreciation and Amortization	91.6	30.6	30.2	30.7
Loss on Disposal of Property, Plant and Equipment	5.3	1.0	1.3	2.8
Taxes and Public Dues	8.9	3.0	3.0	2.9
Operating Income	81.5	27.4	26.9	27.1
Non-Operating Revenues	28.1	15.3	7.2	5.5
Non-Operating Expenses	15.2	6.4	4.8	4.0
Recurring Profit	94.4	36.3	29.4	28.6
Net Income	73.6	28.0	27.9	17.6
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	774.7	244.9	268.4	261.3
Systems Integration	589.5	183.0	205.7	200.7
Network System Services	57.3	18.9	19.1	19.3
Others	192.1	62.7	66.2	63.1
Elimination or corporate	(64.3)	(19.7)	(22.6)	(21.9)
Cost of Sales	582.0	182.7	204.4	194.7
Gross Profit	192.6	62.1	64.0	66.5
Selling and General Expense	124.3	40.9	40.4	42.8
Operating Income	68.3	21.1	23.5	23.6
Non-Operating Income (loss)	(1.0)	(0.3)	(1.0)	0.3
Recurring Profit	67.3	20.8	22.4	23.9
Net Income	36.1	11.9	10.8	13.3
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	3,378.8	1,170.2	1,097.5	1,111.0
Wireless Services	2,911.1	977.5	971.1	962.6
Cellular Services	2,791.0	936.4	935.5	919.1
Voice	1,665.0	570.3	555.1	539.6
Packet Communications	1,126.0	366.1	380.4	379.5
PHS Services revenue	—	—	—	—
Other revenues	120.1	41.1	35.6	43.4
Equipment sales	467.6	192.8	126.5	148.4
Operating Expenses	2,632.0	873.8	817.1	941.1
Personnel	190.5	63.2	63.4	63.8
Cost of services and equipment sold, and selling, general and administrative expenses	1,545.4	544.0	467.3	534.1
Depreciation and Amortization	582.3	168.5	179.9	233.9
Loss on Disposal of Property, Plant and Equipment	35.4	6.0	12.7	16.7
Communication Network Charges	249.1	82.3	83.5	83.3
Taxes and Public Dues	29.2	9.7	10.3	9.2
Operating Income	746.8	296.5	280.5	169.8
Non-Operating Income (loss)	(37.4)	(8.1)	(8.7)	(20.6)
Income before Tax	709.4	288.4	271.7	149.2
Net Income	437.7	173.5	173.1	91.0

Notes:

1       Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the three months ended Dec 31, 2008 include revenues from telephone subscriber lines (56.4 billion yen). Operating Revenues from IP services include revenues from OCN (39.8 billion yen), IP-VPN (20.7 billion yen) and e-VLAN (14.2 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.8 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (1.4 billion yen) and high-speed digital (10.6 billion yen).

2       PHS (personal handy-phone) service was terminated on January 7, 2008.

*       Partial listing only.